Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 — Identity of Company

1.1	— Name and Address of Company

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”)
Suite 500 - 10 King Street East
Toronto, ON
M5C 1C3

1.2	— Executive Officer

The name and telephone number of the executive officer of the Company who is knowledgeable about the significant acquisition described below and this Business Acquisition Report is Mr. Peter Tiedemann, Chief Financial Officer of the Company.  Mr. Tiedemann’s telephone number is (416) 572-2525.

Item 2 — Details of Acquisition

2.1	— Nature of Business Acquired

The Company acquired all of the assets of Zedex Minerals Limited (“Zedex”) pursuant to an amalgamation under the laws of New Zealand (the “Amalgamation”) pursuant to which Zedex shareholders exchanged their Zedex shares (the “Zedex Shares”) for shares of the Company.  Zedex was a corporation engaged in the business of mineral exploration and development.

2.2	— Date of Acquisition

The date of the Amalgamation for accounting purposes was January 13, 2010.

2.3	— Consideration

Total consideration for the amalgamation was approximately US$15,206,478 million, and was paid to Zedex shareholders by way of issuing 54,226,405 new Olympus shares.  In addition, 4,395,835 stock options were issued by Olympus to compensate for the cancellation of Zedex options.  The 54,226,405 common shares in Olympus were issued on January 25, 2010.

2.4	— Effect on Financial Position

The previous management of Zedex has now been incorporated in the management of Olympus to ensure integration of the Zedex joint venture assets (“JVs”) into Olympus is effected smoothly and quickly. The initial focus of the Company will be on establishing a National Instrument 43-101 compliant mineral resource estimate that includes all JVs, to further explore the now combined property assets and to agree on priorities for completing feasibility studies to determine the commercial viability of such properties. The Company expects that the Amalgamation with Zedex will strengthen its endeavours to become a profitable medium-sized gold producer.

2.5	— Prior Valuations

No valuation opinion was required by Canadian securities legislation or a Canadian stock exchange or market to support the consideration paid by the Company to acquire Zedex.

However, Zedex received an appraisal report dated November 10, 2009, from Campbell MacPherson Ltd., an Auckland investment bank and corporate finance advisory firm (the “Appraisal Report”).  The Appraisal Report assessed the fair value of 100% of the Zedex Shares to be in the range of US$0.089 – 0.123 per Zedex Share and the fair value of the consideration being offered by Olympus to the Zedex shareholders to be in the range of US$0.085 – 0.111 per Zedex Share.  Therefore, the Appraisal Report concluded that the consideration offered by the Company for the Zedex Shares was fair to the Zedex shareholders.

Campbell MacPherson Ltd. used three key methods to assess the underlying fair market value of the Zedex Shares and the value of the consideration offered by the Company:

•	Recent market capitalization (adjusted for a control premium where appropriate);

•	Comparative company EV/Resources (adjusted for a central premium where appropriate);

•
Assessed Net Asset Value (note that the net asset value methodology includes reliance (with fair value adjustments) on technical valuations prepared on the respective mineral assets of both Zedex and Olympus by Stevens & Associates and Terra Mining Consultants as part of their report as well as cashflow projections provided by Olympus management in respect of future mining operations.

As both Olympus and Zedex are and were public listed companies, Campbell MacPherson Ltd. was of the view that recent market capitalization should be given the greatest weighting in terms of their valuation assessment.

2.6	— Parties to Transaction

Zedex constitutes both an associate and an informed person of Olympus.  Zedex held 65,551,043 shares in Olympus prior to the Amalgamation, representing 26.28% of Olympus’ issued capital of 249,476,531 shares.  Zedex also had one nominated director, John Seton (Chairman of Zedex), on the Board of Olympus prior to the Amalgamation.

2.7	— Date of Report

June 8, 2010.

Item 3 — Financial Statements

Attached as Schedule “A” are:

Comparative Annual Financial Statements

1.	Audited annual financial statements of Zedex for the year ended March 31, 2009.

2.	Audited annual financial statements of Zedex for the year ended March 31, 2008.

Interim Financial Statements

1.           Interim financial statements of Zedex for the period ending September 30, 2008; and

2.           Interim financial statements of Zedex for the period ending September 30, 2009.

Pro Forma Financial Statements

1.           Pro forma balance sheet as at June 30, 2009;

2.           Pro forma income statement for the year ended June 30, 2009; and

3.           Pro forma earnings per share for the year ended June 30, 2009.

Summary of Differences between Canadian GAAP and New Zealand International Financial Reporting Standards.

Schedule "A"

Auditor's Report

ERNST & YOUNG

Chartered Accountants

Auditor's Report

To the Shareholders of Zedex Minerals Limited

We have audited the financial statements on pages 17 to 55. The financial statements provide information about the past financial performance of the company and group and their financial position as at 31 March 2009. This information is stated in accordance with the accounting policies set out on pages 23 to 33

This report is made solely to the company's shareholders, as a body, in accordance with Section 205(1) of the Companies Act 1993. Our audit has been undertaken so that we might state to the company's shareholders those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Directors' Responsibilities
The directors are responsible for the preparation of financial statements which comply with generally accepted accounting practice in New Zealand and give a true and fair view of the financial position of the company and group as at 31 March 2009 and of their financial performance and cash flows for the year ended on that date.

Auditor's Responsibilities
It is our responsibility to express an independent opinion on the financial statements presented by the directors and report our opinion to you.

Basis of Opinion
An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial statements; and
- whether the accounting policies are appropriate to the circumstances of the company and group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Other than in our capacity as auditor we have no relationship with, or interest in, the company or any of its subsidiaries.

Fundamental Uncertainty
In forming our unqualified opinion, we have considered the adequacy of the disclosures made in the financial statements regarding the negotiation for future funding. As stated in note 31, the annual financial statements have been prepared on the going concern basis, the validity of which depends upon future funding being available through either external fund raising or asset sales. The financial statements do not include any adjustments that would result from a failure to obtain future funding.

Unqualified Opinion
We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
- the financial statements on pages 17 to 55:
  - comply with generally accepted accounting practice in New Zealand; and
  - comply with International Financial Reporting Standards; and
  - give a true and fair view of the financial position of the company and group as at 31 March 2009 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 30 June 2009 and our unqualified opinion is expressed as at that date.

Ernst & Young

Auckland

Income Statement

As at 31st March 2009

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
REVENUE				
Interest Received	10,386	81,205	10,351	81,205
Royalty	196,106	205,635	196,106	205,635
	206,492	286,840	206,458	286,840
Less OPERATING EXPENSES/OTHER INCOME				
Audit Fees (Note 30)	77,950	97,094	77,950	97,094
Depreciation	44,032	26,879	28,486	16,236
Amortisation	65,369	68,390	65,369	68,390
Directors Fees (Note 25)	141,377	108,382	141,377	108,382
Exploration Expenditure Write Down	4,352,815	-	2,500,048	-
Foreign Exchange Variance	(1,239,481)	290,477	(1,295,855)	209,174
Interest expense	42,394	987,237	42,394	987,237
Rent	13,611	12,400	13,611	12,400
Consulting fees	701,536	518,247	701,536	518,247
Legal fees	118,013	15,343	118,013	15,343
Other employee salaries & benefits	79,122	94,350	79,122	94,350
Share based compensation	319,145	1,070,276	319,145	1,070,276
Share of Loss of an Associate	1,926,036	1,070,935	-	-
Gain on investment recognised at acquisition (Note 20(v),13)	(6,738,807)	-	-	-
Other Expenses	630,350	828,833	491,819	749,485
Write down of Investment in Subsidiaries	-	-	1,921,524	-
Loss on Disposal	-	1,176	-	1,176
	535,491	5,290,020	5,204,539	3,938,770
Operating Loss Before Tax	(328,999)	(5,003,180)	(4,998,081)	(3,651,930)
Less Taxation Expense (Note 6)	-	-	-	-
Net Loss for the Year	(328,999)	(5,003,180)	(4,998,081)	(3,651,930)
Earnings per Share for Loss Attributable to the Ordinary Equity Holders of the Parent (Note 7)				
Basic earnings per share (cents)	-0.13	-2.85		
Diluted earnings per share (cents)	-0.13	-2.85		

The accompanying notes form part of these financial statements

Balance Sheet

As at 31st March 2009

	Note	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
EQUITY					
Equity attributable to equity holders of the parent					
Contributed Equity	20	45,702,190	33,348,048	45,702,190	33,348,048
Retained Deficit	21	(15,879,155)	(15,550,156)	(13,255,899)	(8,257,818)
Other Reserves	21	4,103,299	9,562,187	(6,280,330)	2,567,345
TOTAL EQUITY		33,926,334	27,358,079	26,165,961	27,655,575
Represented by					
CURRENT ASSETS					
Cash	8	478,665	737,577	412,277	581,706
Receivables	9	69,749	225,651	48,360	134,986
Other assets	10	38,383	39,252	10,326	22,468
		586,797	1,002,480	470,963	739,160
NON CURRENT ASSETS					
Shares in and Advances to Subsidiary Companies	12	-	-	8,627,442	8,903,447
Property, plant and equipment	15	143,931	146,408	38,659	67,145
Exploration and evaluation expenditure	14	8,052,156	8,049,944	-	515,892
Available-for-sale investments	13	-	16,229,231	-	16,229,231
Investment in associate	13	24,987,427	-	16,717,736	-
Other assets	11	64,843	62,612	64,843	62,612
Intangible asset – royalty agreement	16	2,412,951	2,478,320	2,412,951	2,478,320
		35,661,308	26,966,515	27,861,631	27,256,447
Total Assets		36,248,105	27,968,995	28,332,594	27,995,607
Less CURRENT LIABILITIES					
Trade and other payables	17	1,005,555	610,916	850,417	340,032
Interest-bearing borrowings	18	1,316,216	-	1,316,216	-
Total Liabilities		2,321,771	610,916	2,166,633	340,032
NET ASSETS		33,926,334	27,358,079	26,165,961	27,655,575

For and on behalf of the Board which authorised the issue of these financial statements on 30 June 2009.

J A G Seton   P F Seton

The accompanying notes form part of these financial statements

Statement of Cash Flows

As at 31st March 2009

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Cashflows From Operating Activities				
Cash was provided from:				
Royalty received	194,024	185,409	194,024	185,409
Interest Received	10,386	81,205	10,386	81,205
Income Tax Refund	-	603	-	-
	204,410	267,217	204,410	266,614
Cash was disbursed to:				
Payments to Suppliers	(1,541,413)	(1,402,858)	(1,351,597)	(1,228,263)
Interest Paid	(33,548)	(995,901)	(33,548)	(995,901)
	(1,574,961)	(2,398,759)	(1,385,545)	(2,224,164)
Net Cashflows (Used In) Operating Activities	(1,370,551)	(2,131,542)	(1,181,135)	(1,957,550)
Cashflows From Investing Activities				
Cash was provided from:				
Refund of Deposits/Bonds	-	60,935	-	60,935
Disposal of plant and equipment	25,423	800	-	800
Cash on acquisition of subsidiary	-	-	-	-
	25,423	61,735	-	61,735
Cash was applied to:				
Purchase of Exploration and Evaluation Assets	(1,873,104)	(3,022,720)	(680)	(716,869)
Purchase of Investments	-	(41,404)	-	(41,404)
Loans to subsidiary companies	-	-	(1,996,026)	(2,237,796)
Purchase of plant and equipment	(49,090)	(141,859)	-	(70,220)
	(1,922,194)	(3,205,983)	(1,996,706)	(3,066,397)
Net Cash From (Used In) Investing Activities	(1,896,771)	(3,144,248)	(1,996,706)	(3,004,662)
Cashflows from Financing Activities				
Cash was provided from:				
Share Capital	1,787,200	2,145,119	1,787,200	2,145,119
Borrowings	1,316,216	-	1,316,216	-
	3,103,416	2,145,119	3,103,416	2,145,119
Cash was applied to:				
Costs of borrowings	-	-	-	-
Costs of issue of Share Capital	(101,384)	-	(101,384)	-
	(101,384)	-	(101,384)	-

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Net Cashflows From Financing Activities	3,002,032	2,145,119	3,002,032	2,145,119
Effect of exchange rate changes on cash	6,378	(30,306)	6,380	(30,306)
Net decrease in Cash Held	(258,912)	(3,160,977)	(169,429)	(2,847,399)
Opening Cash Brought Forward	737,577	3,898,554	581,706	3,429,105
Ending Cash Carried Forward	478,665	737,577	412,277	581,706

Statement of Changes in Equity

As at 31st March 2009

CONSOLIDATED	Contributed Equity	Retained Deficit	Other Reserves (Note 21)	Total Equity
At 31 March 2007	24,339,966	(10,546,978)	(191,226)	13,601,764
Currency translation differences			15,179	15,179
Transfer to expenditure on partial deemed disposal			90,303	90,303
Net gain on available-for-sale-investments (Note 21)			8,577,655	8,577,655
Total income and expense for the period recognised directly in equity	-	-	8,683,137	8,683,137
Loss for the period		(5,003,180)	-	(5,003,180)
Total income and expense for the period	-	(5,003,180)	8,683,137	3,679,957
Share Capital Issued	9,006,082			9,006,082
Cost of share based payment			1,070,276	1,070,276
At 31 March 2008	33,346,048	(15,550,158)	9,562,187	27,358,079

CONSOLIDATED	Contributed Equity	Retained Deficit	Other Reserves (Note 21)	Total Equity
At 31 March 2008	33,346,048	(15,550,158)	9,562,187	27,358,079
Currency translation differences			1,722,726	1,722,726
Net loss on available-for-sale-investments (Note 21)			(7,605,759)	(7,605,759)
Associates share based payments			105,000	105,000
Total income and expense for the period recognised directly in equity	-	-	(5,778,033)	(5,778,033)
Loss for the period		(328,999)	-	(328,999)
Total income and expense for the period	-	(328,999)	(5,778,033)	(6,107,032)
Share Capital Issued	12,310,090			12,310,090
Options Issued	46,052		-	46,052
Cost of share based payment	-	-	319,145	319,145
At 31 March 2009	45,702,190	(15,879,155)	4,103,299	33,926,334

The accompanying notes form part of these financial statements

Statement of Changes in Equity

As at 31st March 2009 Continued...

PARENT	Contributed Equity	Retained Deficit	Reserves (Note 21)	Total Equity
At 31 March 2007	24,339,966	(4,605,888)	313,355	20,047,433
Net gain on available-for-sale-investments (Note 21)			1,183,714	1,183,714
Total income and expense for the period recognised directly in equity	-	-	1,183,714	1,183,714
Loss for the period		(3,651,930)	-	(3,651,930)
Total income and expense for the period	-	(3,651,930)	1,183,714	(2,468,216)
Share Capital Issued	9,006,082			9,006,082
Cost of share based payment			1,070,276	1,070,276
At 31 March 2008	33,346,048	(8,257,818)	2,567,345	27,655,575

PARENT	Contributed Equity	Retained Deficit	Other Reserves (Note 21)	Total Equity
At 31 March 2008	33,346,048	(8,257,818)	2,567,345	27,655,575
Currency translation differences			-	-
Transfer to expenditure on partial deemed disposal		-		
Net loss on available-for-sale-investments (Note 21)			(9,166,820)	(9,166,820)
Total income and expense for the period recognised directly in equity	-	-	(9,166,820)	(9,166,820)
Loss for the period		(4,998,081)	-	(4,998,081)
Total income and expense for the period	-	(4,998,081)	(9,166,820)	(14,164,901)
Share Capital Issued	12,310,090			12,310,090
Options Issued	46,052			46,052
Cost of share based payment			319,145	319,145
At 31 March 2009	45,702,190	(13,255,899)	(6,280,330)	26,165,961

The accompanying notes form part of these financial statements

Notes to the Financial Statements

As at 31st March 2009

1. CORPORATE INFORMATION

Zedex Minerals Limited is a company registered under the New Zealand Companies Act 1993. The Group consists of Zedex Minerals Limited, its subsidiaries and associate.

Zedex Minerals Limited is an issuer for the purposes of the Financial Reporting Act 1993 and is listed on the ASX.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting principles recognised as appropriate for the measurement and reporting of financial performance and financial position on a historical cost basis are followed by the group.

(i) Basis of Preparation

The financial statements have been prepared in accordance with generally accepted accounting practise in NZ and the requirements of the Companies Act 1993 and the Financial Reporting Act 1993. The financial statements have also been prepared on a historical cost basis, except for available for sale investments which have been measured at fair value and investment in associate which has been measured in accordance with NZIAS28.

(ii) Statement of Compliance

The financial statements have been prepared in accordance with NZ GAAP. They comply with New Zealand equivalents to International Financial Reporting Standards, and other applicable Financial Reporting Standards. The financial statements comply with International Financial Reporting Standards (IFRS).

(iii) New Accounting Standards and Interpretations

Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 March 2009. These are outlined in the table below.

REFERENCE	TITLE	SUMMARY	APPLICATION DATE OF STANDARD	IMPACT ON GROUP FINANCIAL REPORT	APPLICATION DATE FOR GROUP
NZ IFRIC 13	Customer loyalty programmes	[illegible]	1 July 2008	[illegible]	1 April 2009
NZ IFRIC 15	Agreements for the construction of real estate	[illegible]	1 January 2009	[illegible]	1 April 2009
NZ IFRIC 16	Hedges of a net investment in a foreign operation	[illegible]	1 October 2008	[illegible]	1 April 2009
NZ IFRIC 17	[illegible]	[illegible]	1 July 2009	[illegible]	1 April 2010
NZ IFRIC 18	Transfers of Assets from Customers	[illegible]	[illegible]	[illegible]	[illegible]

NZ IAS 23 (revised)	Borrowing Costs	[illegible]	1 January 2009	[illegible]	1 April 2009
NZ IAS 1 (revised)	Presentation of Financial Statements [illegible]	[illegible]	1 January 2009	[illegible]	1 April 2009
Amendments NZ IFRS 4	[illegible]	[illegible]	1 January 2009	[illegible]	1 April 2009
NZ IFRS 8	Operating Segments [illegible]	[illegible]	1 January 2009	[illegible]	1 April 2009
NZ IFRS 2	Amendments to NZ IFRS 2 Share-based Payments – Vesting Conditions and Cancellations	[illegible]	1 January 2009	[illegible]	1 April 2009
Amendments NZ IAS 32 and NZ IAS 1	[illegible]	[illegible]	1 January 2009	[illegible]	1 April 2009
NZ IFRS 3 and NZ IAS 27	[illegible]	[illegible]	1 July 2009	[illegible]	1 April 2010
NZ IAS 27 (Revised)	Consolidated and Separate Financial Statements (Revised)	[illegible]	1 July 2009	[illegible]	1 April 2010
Amendments to NZ IFRS	[illegible]	[illegible]	1 January 2009 [illegible]	[illegible]	1 April 2009
NZ IAS 27	[illegible]	[illegible]	1 January 2009	[illegible]	1 April 2009
NZ IAS 39	[illegible]	[illegible]	1 July 2009	[illegible]	1 April 2010
[illegible]	[illegible]	[illegible]	Ending on or after 30 June 2009	[illegible]	1 April 2009
[illegible]	[illegible]	[illegible]	1 January 2009	[illegible]	1 April 2009
NZ IFRS 3 (revised)	Business Combinations	[illegible]	1 July 2009	[illegible]	1 April 2010

(IV) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Zedex Minerals Limited and its subsidiaries as at 31 March each year.

Controlled entities: The financial statements of controlled entities are included from the date control commences until the date control ceases.

Associate Companies: The associate companies are companies in which the Zedex Group holds significant shareholdings and in whose commercial and financial policy decisions it participates. Associate companies have been reflected in the consolidated financial statements on an equity accounting basis, which shows the Zedex Group's share of retained surpluses or deficits in the statement of financial performance, and its share of post acquisition increases or decreases in net assets in the statement of financial position. An investment in an associate is accounted for using the equity method from the date on which it becomes an associate.

Investments in associates held by Zedex Minerals Limited are accounted for in accordance with NZ IAS 39 in the separate financial statements of the parent entity

Zedex Group ceased to have associate company investments at 29 June 2007 and recommenced to hold associate company investments on 25 August 2008 (see Note 13). The balance of available for sale investment reserve will remain in equity until the investment is impaired or disposed of.

As required by NZ IAS 28 and NZ IFRS 3, on acquisition of the investment any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with NZ IFRS 3 Business Combinations. Any excess of the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the period in which the investment is acquired. The Company is still considering the amount of its share of the net fair value of Olympus identifiable assets, liabilities and contingent liabilities. At the end of the reporting period the initial accounting for acquisition of associate prepared by the Company was determined only provisionally because the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities could be determined only provisionally. The Company has accounted for the acquisition using those provisional values and shall recognise any adjustments to those provisional values as a result of completing the initial accounting within twelve months of the acquisition date. Fair values of mining properties at the acquisition date are being determined by external valuation.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The financial statements of the associate are prepared for the reporting period ended 31 December.

(IV) Basis of Consolidation (Continued)

Transactions eliminated on consolidation: Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Investments in subsidiaries held by Zedex Minerals Limited are accounted for at cost in the separate financial statements of the parent entity.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Minority interests not held by the Group are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders' equity. Losses are not allocated to minority holders as the minority interest is now reduced to zero.

(V) Business Combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(VI) Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments. Management has assessed the reportable business segments under NZ IAS 14 Segment Reporting and have determined that on adoption of IFRS 8 Segment Reporting (applicable from 1 April 2009), additional operating segments will most likely be reported.

(VII) Foreign Currency Translations

(a) Functional and presentation currency

Both the functional and presentation currency of Zedex Minerals Limited is New Zealand Dollars. The Australian subsidiary functional currency is Australian dollars, The Malaysian subsidiary functional currency is Malaysian Ringit, The Vietnam subsidiary functional currency is Vietnamese Dong. All subsidiary records are translated to presentation currency New Zealand Dollars.

(b) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(c) Translation of Group Companies functional currency to presentation currency

The results of the subsidiaries are translated into New Zealand Dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in subsidiaries and of the borrowings designated as hedges of the net investment are taken to the foreign currency translation reserve. If a subsidiary were sold, the proportionate share of exchange differences would be transferred out of equity and recognised in the income statement.

(VIII) Cash and Cash Equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

(IX) Trade and Other Receivables

Trade receivables, which generally have 7-30 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for impairment.
Collection of trade receivables is reviewed on an ongoing basis at an operating unit level.
Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 30 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

(X) Investments and Other Financial Assets

Investments and financial assets in the scope of NZ IAS 39 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition

All Regular way purchases and sales of financial assets are recognised on the trade date ie the date that the Group commits to purchase the asset. Regular way purchases or sales are purchase or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

(a) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after balance date, which are classified as non-current.

(c) Available-for-sale securities

Available-for-sale investments are those non-derivative financial assets, principally equity securities, that are designated as available-for-sale or are not classified as any of the two preceding categories. After initial recognition available-for-sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date.

(XI) Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated on a diminishing value basis over the estimated useful life of the specific assets. The depreciation rates range between 12% - 60%.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Gains or losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement.

An item of property plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Depreciation is calculated on a diminishing value basis over the estimated useful life of the specific assets. The depreciation rates are as follows:

Plant 24%DV, Office Equipment 12%DV, Computer Equipment 50-60%DV

(XII) Royalties

All royalty assets, including intangibles, have limited useful lives and intangibles are amortised over their estimated useful lives commencing from the time the asset is put into use with the exception of Exploration and Evaluation Expenditure. Amortisation rates are reviewed annually for appropriateness. Amortisation is expensed.

Amortisation of royalty interest is calculated over the expected production of the mine properties on a unit production basis, from the date of the commencement of commercial scale operations, which reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

(XIII) Trade and Other Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(XIV) Interest-Bearing Loans and Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognised as an expense when incurred. Zedex Minerals Limited does not currently hold qualifying assets but, if it did, the borrowing costs directly associated with this asset would be capitalised (including any other associated costs directly attributable to the borrowing and temporary investment income earned on the borrowing).

(XV) Provisions and Employee Benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

(XVI) Provisions and Employee Benefits

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date using a discounted cash flow methodology. The risks specific to the provision are factored into the cash flows and as such a risk-free government bond rate relative to the expected life of the provision is used as a discount rate. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee leave benefits

(a) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(b) Long service leave

Currently no employee contracts have any entitlement to long service leave. Should a contract with this leave be put in place the liability for long service leave would be recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service.

(XVI) Share Based Payment Transactions

Equity Settled Transactions:

The Group provides benefits to its employees (including key management personnel and Directors) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees (for awards granted that were unvested as at 1 April 2006) is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the share of Zedex Minerals Limited ("market conditions").

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the consolidated entity, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

(XVII) Contributed Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(XVIII) **Revenue Recognition**

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest revenue is recognised as it accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Revenue arising from royalties is recognised when it is probable that the associated economic benefits will flow to the Company and the amount of the revenue can be reliably measured. It is recognised on an accrual basis in accordance with the substance of the associated agreement.

(XIX) **Exploration and Evaluation Expenditure**

Exploration and evaluation expenditure is stated at cost and is accumulated in respect of each identifiable area of interest. In the case of in progress exploration and evaluation expenditures acquired as part of a business combination the amount recognised is the portion of purchase costs allocated to such assets at their assessed fair value.

Such costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Accumulated costs in relation to an abandoned area are written off to the income statement in the period in which the decision to abandon the area is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

The carrying values of exploration, evaluation and development costs are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

(XX) **Income Tax and Other Taxes**

Deferred income tax is provided on all temporary difference at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- In respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(XX) **Income Tax and Other Taxes (Continued)**

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associate and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenues, expenses and assets are recognised net of the amount of GST except:

- When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from the taxation authority is included as part of receivables in the balance sheet.

(XXI) **Earnings Per Share**

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

3. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise receivables, payables, available for sale investments, convertible securities, cash and short-term deposits and interest bearing borrowings.
The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security.
The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rate, foreign exchange and

3. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

commodity prices. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below. Primary responsibility for identification and control of financial risks rests with the Audit and Finance Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits.

Interest rate risk
The Group's exposure to market interest rate relates primarily to the Group's long-term debt obligations. At balance date, the Group had no assets and liabilities exposed to New Zealand variable interest rate risk. The debt facility in place at year end has a fixed interest under the terms of the agreement.

Foreign Currency Risk
As a result of operations in Australia, Malaysia and Vietnam the Group has transactional currency exposures. Such exposures arise from purchases by an operating entity in currencies other than the functional currency.

A significant portion of the Groups purchases are denominated in currencies other than the functional currency of the operating entity making the purchase.

Liquidity Risk
The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of loans and issue of shares.
At balance date the group had no outstanding ongoing lease obligations.
The Group monitors rolling forecasts of liquidity reserves on the basis of expected cash flow.

Management believe the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

The table below reflects all contractually fixed pay-offs and receivables for settlement, repayments and interest resulting from recognised financial assets and liabilities as of 31 March 2009. Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 31 March 2009.

The remaining contractual maturities of the Group's and parent entity's financial liabilities

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
6 months or less	2,321,771	610,916	2,166,633	340,032
6-12 months	-	-	-	-
1-5 years	-	-	-	-
Over 5 years	-	-	-	-
	2,321,771	610,916	2,166,633	340,032

Maturity analysis of financial assets and liability based on management's expectation.

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital eg inventories and trade receivables. These assets are considered in the Group's overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Zedex has established comprehensive risk reporting covering its worldwide business units that reflects expectations of management of expected settlement of financial assets and liabilities.

Year ended 31 March 2009	<6 months $	6-12 months $	1-5 years $	>5years $	Total $
Consolidated					
Financial assets					
Cash & cash equivalents	478,665	-	-	-	478,665
Trade & other receivables	108,132	-	-	-	108,132
	586,797	-	-	-	586,797
Consolidated					
Financial liabilities					
Trade & other payables	1,005,555	-	-	-	1,005,555
Interest bearing borrowings	1,316,216				1,316,216
	2,321,771	-	-	-	2,321,771
Net Maturity	(1,734,974)	-	-	-	(1,734,974)

Year ended 31 March 2009	<6 months $	6-12 months $	1-5 years $	>5years $	Total $
Parent					
Financial assets					
Cash & cash equivalents	412,277	-	-	-	412,277
Trade & other receivables	58,686	-	-	-	58,686
	470,963	-	-	-	470,963
Parent					
Financial liabilities					
Trade & other payables	850,417	-	-	-	850,417
Interest bearing borrowings	1,316,216				1,316,216
	2,166,633	-	-	-	2,166,633
Net Maturity	(1,695,670)	-	-	-	(1,695,670)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources.
Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Accounting for investment in Olympus
As referred in note 2 (iv) at the end of the reporting period the initial accounting for acquisition of the associate prepared by the Company was determined only provisionally because fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities could be determined only provisionally. The Company used the associate's book value of the net assets as at 25 August 2006 as the best available indication of the provisional net fair value of Olympus identifiable assets, liabilities and contingent liabilities. To the extent that fair value differs from book values the discount on acquisition recognised in the income statement ($6,738,607 gain) will differ and the difference may be material.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include mine performance, technology, economic and political environments and future exploration expectations. If an impairment trigger exists the recoverable amount of the asset is determined.

Intangible amortisation method and rate

The Group amortises its royalty intangible asset on the unit of production method. The rate at which amortisation is charged is therefore subject to judgement and estimate in respect of the future expected units to be produced from the relevant site.

Capitalised exploration costs

Exploration costs are capitalised by the Group and accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Classification of and valuation of investments

The Group prior to obtaining significant influence over Olympus had decided to classify investments in listed securities as 'available-for-sale' investments and movements in fair value were recognised directly in equity. The Company still accounts for the Olympus Investment on this basis. The fair value of listed shares has been determined by reference to published price quotations in an active market.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of options is determined by using the Black-Scholes-Merton model. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

5. SEGMENT INFORMATION

The Group's primary segment reporting format is by business activity, the group operates predominantly in two industries - Investment and Mineral Exploration.

The Group operates predominantly in two geographical segments – Australia (exploration activity in that country has currently ceased) and South East Asia.

The operating businesses are organised and managed separately according to the arrangements under agreements in each geographic location.

The following table presents revenue, expenditure and certain asset information regarding geographical segments for the years ended 31 March 2009 and 31 March 2008.

	Australia		South East Asia		Total	
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Geographical Segments						
Segment revenue	-	-	196,106	205,635	196,106	205,635
Unallocated revenue					10,386	81,205
Total revenue					206,492	286,840
Segment result	(3,845,129)	(572)	(665,662)	(189,437)	(4,510,791)	(190,009)
Unallocated corporate expenses (net)					(835,471)	(4,029,075)
Share of loss of associate			(1,928,036)	(1,070,936)	(1,928,036)	(1,070,936)
Gain on investment			6,738,807	-	6,738,807	-
Net profit/(loss)					(328,999)	(5,003,180)
Segment assets	142,462	3,810,938	35,568,659	22,946,557	35,711,121	26,757,495
Unallocated assets					536,984	1,211,500
Total assets					36,248,105	27,968,995
Capital Expenditure	-	713,655	3,404,117	2,213,357	3,404,117	2,927,012

The investment in Olympus Pacific Minerals Inc while being a Toronto listed company is recorded in the South East Asia geographical segment by virtue of location of the operations of that company.

The following table presents revenue and expenditure information and certain asset and liability information regarding business segments for the years ended 31 March 2009 and 31 March 2008

	Mineral Exploration		Investment		Total	
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Industry Segments						
Segment revenue	-	-	206,492	286,840	206,492	286,840
Unallocated revenue	-	-	-	-	-	-
Total revenue					206,492	286,840
Segment result	(4,510,791)	-	-	-	(4,510,791)	-
Unallocated corporate expenses (net)					(835,471)	(4,219,084)
Share of loss of associate			(1,928,036)	(1,070,936)	(1,928,036)	(1,070,936)
Gain on investment			6,738,807	-	6,738,807	-
Net profit/(loss)					(328,999)	(5,003,180)
Assets and liabilities						
Segment assets	8,052,156	9,196,352	27,400,378	17,707,551	35,452,534	26,903,903
Unallocated assets					795,571	1,065,092
Total assets					36,248,105	27,968,995
Segment liabilities	239,004	416,672	-	-	239,004	416,672
Unallocated liabilities					2,082,767	194,244
Total liabilities					2,321,771	610,916

	Mineral Exploration		Investment		Total	
	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$
Amortisation	-	-	65,369	68,390	65,359	68,390
Cash flow information						
Net cash from operating activities	-	-	196,106	185,409	196,106	185,409
Unallocated cash used in operating activities	-	-	-	-	(1,566,657)	(2,316,951)
Net cash flow used in investing activities	(1,873,104)	(3,022,720)	-	(41,404)	(1,873,104)	(3,064,124)
Unallocated cash used in investing activities	-	-	-	-	(23,687)	(80,124)
Unallocated cash from financing activities	-	-	-	-	3,052,832	3,145,119

6. TAXATION

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Net Loss Before Taxation	(328,999)	(5,003,160)	(4,998,081)	(3,651,630)
Prima Facie Taxation	98,760	1,651,049	1,499,425	1,206,137
Non Deductible Items:				
Loss on Share of Associate	(578,411)	(353,408)	-	-
Gain on Investment	2,021,642			
Share based compensation	(95,744)	(363,191)	(95,744)	(353,191)
Other	(6,000)	(167,143)	(6,000)	(77,343)
Tax benefit not recognized	1,440,187	837,307	1,397,681	774,603
Income Tax Expense	Nil	Nil	Nil	Nil
Tax Paid	-	-	-	-
Provision for Taxation	-	-	-	-
Tax Refund Due	-	-	-	-

The Company has estimated unrecognised New Zealand tax losses of approximately $8,932,955 (Last Year $7,492,806) carried forward to future years subject to continuing compliance with the tax legislation. There are no imputation credits available.

7. LOSS PER SHARE

Classification of securities as ordinary shares
The group has only one category of ordinary shares included in basic loss per share.

Classification of securities as potential ordinary shares – share options outstanding
The Company has unexpired share options in respect of a total of 30,730,002 ordinary shares. Options are considered to be potential ordinary shares. However, they are not considered to be dilutive in nature, as their exercise would result in a reduction in loss per share and therefore diluted EPS is the same as basic EPS. The options have not been included in the determination of basic loss per share.

	Consolidated	
	2009	2008
	Cents	Cents
Basic loss per share	0.13	2.85
	$	$
Earnings reconciliation		
Basic loss	328,999	5,003,160
	Number	Number
Weighted average number of shares used as the denominator number for basic loss per share – ordinary shares	247,197,436	175,654,433

8. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Cash at bank and in hand	234,604	155,494	241	691
Short-term deposits	244,061	582,083	412,036	551,015
	478,665	737,577	412,277	551,706

9. CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Accounts Receivable	69,749	225,651	48,350	134,986

There is no impairment to accounts receivable at balance date. All receivables at year end have been collected subsequent to balance date.

10. CURRENT ASSETS - OTHER ASSETS

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Tax Refund Due	23,319	7,008	1,168	931
GST refund due	9,158	27,836	9,158	21,537
Advances	507	406	-	-
Other Assets	5,399	4,002	-	-
	38,383	39,252	10,326	22,468

11. NON-CURRENT ASSETS - OTHER ASSETS

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Bonds and deposits	64,843	62,612	64,843	62,612

12. NON-CURRENT ASSETS - SHARES AND ADVANCES TO SUBSIDIARY COMPANIES

The subsidiaries of the company are:

	Percentage Held 2009	Percentage Held 2008	Balance Date	Activity
Bau Mining Limited (note i)	91%	91%	31 March	Non-trading
North Borneo Gold Sdn Bhd	50.05%	50.05%	31 March	Mineral exploration
Binh Dinh New Zealand Gold Co	75%	75%	31 March	Mineral exploration
GR Enmore Pty Ltd	100%	100%	30 June	Mineral exploration
GL Minerals Limited (note i)	100%	100%	31 March	Non-trading
NP Mining Limited (note i)	100%	100%	31 March	Non-trading
OVMC Limited (note i)	100%	100%	31 March	Non-trading
KS Mining Limited (note i)	100%	100%	31 March	Non-trading

Note (i) - These companies were incorporated in Western Samoa and did not trade during the year. The investment in GR Enmore was written down to nil at year end.

13. NON-CURRENT ASSETS – ASSOCIATES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

Movement in associate company holdings:

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Balance at beginning of year	-	7,665,423	-	14,004,113
Reclassification from Available for sale investment at 25 Aug 2008	7,623,472		7,623,472	
Purchases – at cost	10,655,324	-	10,655,324	-
Foreign Currency Translation Reserve	1,792,660	25,685		-
Share of Associate's Loss	(1,928,036)	(1,070,936)		-
Share of Associate's Share based payments	105,600	-	-	-
Revaluation to fair value	-	-	(1,561,060)	-
Recognition of discount on acquisition (note 2(iv))	6,738,807		-	-
Reclassification to Available For Sale Investment	-	(6,610,172)	-	(14,004,113)
Balance as at end of year	24,987,427	-	16,717,736	-

Movement in available-for-sale assets:

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Balance at beginning of year	15,229,231	-	15,229,231	-
Reclassification of associate at 30 June 2007	-	6,610,172	-	14,004,113
Purchases at cost	-	41,404	-	41,404
Revaluation to Fair Value	(7,605,759)	8,577,655	(7,605,759)	1,183,714
Reclassification to associate at 25 August 2008	(7,623,472)	-	(7,623,472)	-
Balance as at end of year	-	15,229,231	-	15,229,231

13. NON-CURRENT ASSETS – ASSOCIATES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS (Continued)

	Percent held at 31 March 2009	Percent held at 31 March 2008	Balance Date
Olympus Pacific Minerals Inc	29.66%	13.51%	31 December

Zedex Minerals Limited holds 69,174,827 (31 March 2008 31,356,849) ordinary shares in the capital of Olympus Pacific Minerals Inc ("Olympus"), a Toronto, Canada listed company. Olympus is a mining company with mining interests in Vietnam and Philippines. The board of Olympus consists of five directors. Zedex has the right to nominate, but not appoint, two directors to the Olympus Board and currently has one director on that Board. Zedex's holding amounts to a 29.66% (31 March 2008 13.5%) interest in Olympus. The Group's investment in Olympus Pacific Minerals Inc. was accounted for using the equity method of accounting until 29 June 2007, at which time the groups interest was diluted to 13.5%, and from that date the investment was classified as an available-for-sale investment and was measured at fair value with changes in fair value being recognised as a separate component of equity.

On 25 August 2008 the shareholders of the Company agreed to the increase in holding of Olympus by way of share swap. From that time the equity method of accounting was used. During the year, share swaps were completed to purchase 37,777,978 shares in Olympus Pacific Minerals Inc (16.25%) by the issue of 75,555,956 shares in Zedex Minerals Ltd. In addition 8,965,001 Olympus Pacific Minerals Inc warrants were purchased by the issue of 17,930,002 Zedex 2009 Options. Zedex has signed term sheets to purchase a further 2,886,848 shares in Olympus (1.24%) in exchange for the issue of 5,773,696 shares in Zedex. All purchases completed prior to 31 March 2009 have been recorded at values determined directly by reference to quoted Zedex share prices.

As required by NZ IAS 28 and NZ IFRS 3, on acquisition of the investment any difference between the cost of the investment and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with NZ IFRS 3 Business Combinations. Any excess of the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities over the cost of the investment is excluded from the carrying amount of the investment and is instead included as income in the determination of the investor's share of the associate's profit or loss in the period in which the investment is acquired. The Company is still considering the amount of its share of the net fair value of Olympus identifiable assets, liabilities and contingent liabilities. At the end of the reporting period the initial accounting for acquisition of associate prepared by the Company was determined only provisionally because the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities could be determined only provisionally. The Company has accounted for the acquisition using those provisional values and shall recognise any adjustments to those provisional values as a result of completing the initial accounting within twelve months of the acquisition date and from the acquisition date.

The fair value of these listed shares for the Parent reporting has been determined directly by reference to published price quotations in an active market.

Olympus reported the following results:

	Three months ended 31 March US$	Year ended 31 December 2008 CDN$	Six months ended 30 June 2007 CDN$
Total revenue	2,666,638	8,698,564	2,759,715
Total expenses	(4,183,764)	(17,173,297)	(7,970,031)
Loss for the year	(1,517,126)	(8,474,733)	(5,210,316)
Tax expense	-	-	-
Zedex's average percentage held	27%	27%	17%
Zedex's share of losses	414,051	(815,360)	(874,291)
Zedex's share of losses	(776,674)	(1,151,362)	(1,070,936)

At 31 March 2009 the shares were quoted on the Toronto Stock Exchange at CDN$0.17 per share giving the investment a value of NZ$16,717,716 (Last Year NZ$15,229,231). Comparative results are presented for the six month period to 30 June 2007 as this approximates the period during which Olympus was held as an associate in that year.

14. NON-CURRENT ASSETS – EXPLORATION & EVALUATION EXPENDITURE

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Balance at beginning of Year	9,049,944	6,392,164	515,692	313,169
Direct expenditure – at cost	2,121,948	2,948,257	680	402,697
Foreign Exchange translation	1,233,079	(290,477)	-	(200,174)
Write Down of Exploration & Evaluation Expenditure	(4,352,815)	-	(516,372)	-
Fair value of amounts acquired by purchase of subsidiaries	-	-	-	-
Exploration expenditure	8,052,156	9,049,944	-	515,692

The ultimate recoupment of this expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

During the year the Company has decided not to pursue further exploration activity of its GR Enmore, Na Pai and Laos sites. As a result all cumulative exploration and evaluation amounts previously capitalized in relation to these sites have been fully expensed.

15. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2009				
At 1 April 2008 net of accumulated depreciation and impairment	81,720	57,355	7,333	146,408
Additions & Disposals	19,374	3,785	511	23,670
Foreign Exchange translation	6,282	10,385	1,218	17,885
Depreciation charge for the year	(28,964)	(13,983)	(1,085)	(44,032)
At 31 March 2009 net of accumulated depreciation	78,412	57,542	7,977	143,931
At 31 March 2009				
Cost	108,636	90,260	11,128	210,024
Accumulated Depreciation	(30,224)	(32,718)	(3,151)	(66,093)
Net carrying amount	78,412	57,542	7,977	143,931

	Consolidated			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2008				
At 1 April 2007 net of accumulated depreciation and impairment	2,408	26,276	5,226	33,909
Additions	91,788	32,852	17,209	141,859
Disposals		(1,975)		(1,975)
Foreign Exchange translation	(59)	(358)	(89)	(506)
Depreciation charge for the year	(12,420)	(13,760)	(699)	(26,879)
At 31 March 2008 net of accumulated depreciation	81,717	43,044	21,647	146,408
At 31 March 2008				
Cost	94,155	76,090	9,359	179,844
Accumulated Depreciation	(12,435)	(18,735)	(2,056)	(33,236)
Net carrying amount	81,720	57,355	7,333	146,408

15. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT (Continued)

	Parent			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2009				
At 1 April 2008 net of accumulated depreciation and impairment	52,229	13,035	1,881	67,145
Additions	-	-	-	-
Disposals	-	-	-	-
Depreciation charge for the year	(20,891)	(7,369)	(226)	(28,486)
At 31 March 2009 net of accumulated depreciation	31,338	5,666	1,655	38,659
At 31 March 2009				
Cost	58,032	27,754	3,426	89,212
Accumulated Depreciation	(26,694)	(22,088)	(1,771)	(50,553)
Net carrying amount	31,338	5,666	1,655	38,659

	Parent			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2008				
At 1 April 2007 net of accumulated depreciation and impairment	-	12,994	2,137	15,131
Additions	58,032	12,194	-	70,226
Disposals	-	(1,976)	-	(1,976)
Depreciation charge for the year	(5,803)	(10,177)	(256)	(16,236)
At 31 March 2008 net of accumulated depreciation	52,229	13,035	1,881	67,145
At 31 March 2008				
Cost	58,032	27,754	3,426	89,212
Accumulated Depreciation	(5,803)	(14,719)	(1,545)	(22,067)
Net carrying amount	52,229	13,035	1,881	67,145

16. NON-CURRENT ASSETS - INTANGIBLES

	Consolidated		Parent	
	Vietnam royalty 2009 $	Vietnam royalty 2008 $	Vietnam royalty 2009 $	Vietnam royalty 2008 $
Opening balance on 1 April net of accumulated amortisation	2,478,320	2,546,710	2,478,320	2,546,710
Additions & Disposals	-	-	-	-
Amortisation charge for the year	(65,369)	(68,390)	(65,369)	(68,390)
Closing Balance at 31 March net of accumulated amortisation	2,412,951	2,478,320	2,412,951	2,478,320
At 31 March				
Cost	2,635,663	2,635,663	2,635,663	2,635,663
Accumulated Amortisation	(222,712)	(157,343)	(222,712)	(157,343)
Net carrying amount	2,412,951	2,478,320	2,412,951	2,478,320

16. NON-CURRENT ASSETS – INTANGIBLES (Continued)

On 1 January 2006 the Company entered into an Assignment Agreement ("Assignment Agreement") with Ivanhoe Mines Limited ("Ivanhoe") and Olympus Pacific Minerals Inc ("Olympus") to acquire (i) the rights to a gross production royalty in respect of Olympus' share of gold production at the Bong Mieu gold project in Vietnam (US$1,700,000 / NZ$2,635,663) and (ii) the debt owed by Olympus to Ivanhoe (US$1,025,225). The total acquisition amount was US$2,725,225, and the acquisition settled on 14 March 2006.

On 17 March 2006 the debt owing by Olympus (US$1,025,225) was settled by the issue by Olympus of 3,406,758 shares.

The Directors have considered whether the carrying value of the Bong Mieu mining royalty is impaired. In doing so they have considered the reserves and resources of the Bong Mieu project that have been estimated by Olympus. Proven and probable reserves identified to date will not provide sufficient royalty income to support the carrying value of the royalty asset. The Directors have therefore considered the indicated and inferred resources of the project and the expected likelihood of those resources providing future mineral sales and so royalty income to the Company. On the basis of this assessment the Directors believe the asset is not impaired.

The intangible asset is being amortised over its estimated units of production on the expected future production of the Bong Mieu Plant.

17. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Creditors – other	465,454	498,797	310,316	227,814
Creditors – related parties	445,001	42,144	445,001	42,144
Accrued Expenses	95,100	69,976	95,100	69,974
	1,005,555	610,916	850,417	340,032

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

18. CURRENT LIABILITIES – BORROWINGS

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Borrowings	1,316,216	-	1,316,216	-

In September 2008 the Company entered into debt facility agreement with Hamilton Gulf Limited. The purpose of the agreement was to provide short term working capital funds for the Company. The finance facilities were drawn down in tranches between September 2008 and March 2009 such that the total principal amount owing at 31 March 2009 had a face value of NZ$1,316,216.

The loan incurs interest at a rate of 12% per annum and was initially repayable on 9 June 2009 and subsequently renegotiated to 9 December 2009. The Company provided a security interest in favour of the lenders over the Bong Mieu royalty asset.

As part consideration for providing the facilities, the Company issued 808,475 shares to the lenders on 9 April 2009 in settlement of the facility fee element of the transaction due at 31 March 2009.

19. FINANCIAL INSTRUMENTS

Credit Risk

Financial instruments which are potentially subject to credit risk principally consist of bank balances, accounts receivable, bonds and deposits and advances. The Company performs credit evaluations on all customers requiring credit and generally does not require collateral.

Maximum exposures to credit risk as at balance date are:

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Bank	478,665	737,577	412,277	581,705
Accounts Receivable	102,733	225,651	56,686	134,986
Other Assets	53,813	50,692		
Advances to Subsidiaries	-	-	6,859,031	5,067,749

As at 31 March 2009 no credit assets are past their due date.

Interest Rate Risk

The Group's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Floating interest rate	Fixed interest maturing in: 1 year or less	Fixed interest maturing in: more than 1 year	Non-interest bearing	Total
	$			$	$
2009					
Financial Assets					
Cash assets	478,665	-	-	-	478,665
Accounts Receivable	-	-	-	102,733	102,733
	478,665	-	-	102,733	581,398
Financial Liabilities					
Accounts Payable	-	-	-	1,005,555	1,005,555
Borrowings	-	1,316,216	-	-	1,316,216
	-	1,316,216	-	1,005,555	2,321,771

	Floating interest rate	Fixed interest maturing in: 1 year or less	Fixed interest maturing in: more than 1-5 years	Non-interest bearing	Total
	$			$	$
2008					
Financial Assets					
Cash assets	737,577	-	-	-	737,577
Accounts Receivable	-	-	-	225,651	225,651
	737,577	-	-	225,651	963,228
Financial Liabilities					
Accounts Payable	-	-	-	610,917	610,917
Borrowings	-	-	-	-	-
	-	-	-	610,917	610,917

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

19. FINANCIAL INSTRUMENTS (Continued)

Currency Risk
The Group has exposure to foreign exchange risk as a result of its normal trading activities. Some of the assets and liabilities are denominated in US dollars, Australian dollars, Malaysian Ringgits and Canadian dollars and their value varies with foreign exchange movements.

The Company has the following foreign exchange currency denominated monetary assets and liabilities:

	Consolidated 2009 $	2008 $	Parent 2009 $	2008 $
Current Assets				
Australian dollar	A$2,109	A$482,192	A$2,036	A$459,822
Malaysian Ringgit	RM36,383	RM265,234	Nil	Nil
Vietnamese Dong	VND959,082,807	VND185,598,216	Nil	Nil
US dollar	US$23,231	US$22,924	273	Nil
Non-Current Assets				
Australian dollar	Nil	Nil	Nil	Nil
Canadian dollar	C$13,351,979	C$12,401,755	C$13,351,978	C$12,401,755
Current Liabilities				
Australian dollar	A$1,069,873*	A$114,354*	A$1,045,688*	A$109,211*
Canadian dollar	C$10,855	C$10,900	C$10,855	C$10,900
Malaysian Ringgit	RM201,824	RM622,385	Nil	Nil
US dollar	15,000	Nil	Nil	Nil
Thai Baht	618,400	Nil	Nil	Nil
Vietnamese Dong	261,745,954	Nil	Nil	Nil
Non-Current Liabilities				
Australian dollar	Nil	Nil	Nil	Nil

* Includes borrowings of A$600,000 (nil last year) included on the balance sheet in NZ$1,316,216 in total borrowings of which only partial funds were received in Australian dollars.

In addition, the gross production royalty due to the Company in respect of Olympus' share of gold production at the Bong Mieu gold project in Vietnam (refer note 15) is payable by Olympus in US dollars.

Capital Management
When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

Management are constantly adjusting the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may issue new shares or sell assets to reduce debt.

During 2009 and previous years, management did not pay any dividends.

19. FINANCIAL INSTRUMENTS (Continued)

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 31 March 2009, had the New Zealand Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Judgements of reasonably possible movements:	Post Tax Profit Higher/(Lower) 2009 $	2008 $	Equity Higher/(Lower) 2009 $	2008 $
Consolidated				
NZD/USD +10%	-	-	2,928	2,116
NZD/USD - 5%	-	-	772	(1,058)
NZD/MYD +10%	15,782	18,140	597,647	300,788
NZD/MYD - 5%	(7,891)	(9,070)	(298,823)	(150,395)
NZD/CAD +10%	(1,543)	(1,338)	1,659,292	1,520,593
NZD/CAD - 5%	772	669	(829,646)	(760,297)
NZD/AUD +10%	(56,750)	(4,116)	(120,119)	211,750
NZD/AUD - 5%	28,375	2,058	64,560	(105,875)
Parent				
NZD/USD +10%	-	-	2,928	276
NZD/USD - 5%	-	-	(1,464)	(138)
NZD/MYD +10%	-	-	583,010	297,263
NZD/MYD - 5%	-	-	(291,505)	(148,632)
NZD/CAD +10%	(1,543)	(1,338)	1,670,219	1,520,593
NZD/CAD - 5%	772	669	(835,109)	(760,297)
NZD/AUD +10%	(57,052)	(3,580)	(129,429)	209,716
NZD/AUD - 5%	28,526	1,790	64,715	(104,858)

Management believe the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Market Risk
The Company has significant market risk. The Company's investment in Olympus Pacific Minerals Inc represents 69% (Last Year 55%) of Total Assets. The value of this investment is subject to the variations in the quoted value of the shares on the Toronto Stock Exchange (Note 13).

At 31 March 2009, had the Olympus share price moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Judgements of reasonably possible movements:	Post Tax Profit Higher/(Lower) 2009 $	2008 $	Equity Higher/(Lower) 2009 $	2008 $
Consolidated				
OYM Share Price +10%	-	-	1,175,972	1,240,176
OYM Share Price - 5%	-	-	(587,986)	(620,088)

Fair Values
The carrying amount is considered to be the fair value for each of the financial instruments (bank accounts, accounts receivable, borrowings and accounts payable) except:

- Interest in Olympus (while designated as an associate) – market ranges which these shares have been trading are disclosed in note 13.
- Advances to subsidiaries – the value of this asset is recorded at cost and any foreign exchange revalued at year end, refer to note 23(e) for balance outstanding at year end.

20. CONTRIBUTED EQUITY

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Balance at 1 April	33,346,048	24,339,966	33,346,048	24,339,966
Exercise options at A$0.20 10,683 shares	4,752	-	4,752	-
Exercise options at A$0.20 21,552,213 shares	-	5,039,810	-	5,039,810
Issue of 10,000,000 shares at A$0.20	-	2,285,976	-	2,285,976
Issue of 833,333 shares at A$0.18	-	1,680,296	-	1,680,296
Issue of 9,434,989 shares at A$0.15 (net of issue costs)	1,680,260	-	1,680,260	-
Issue of 75,555,955 shares at upon acquisition of investment	10,610,077	-	10,610,077	-
Issue of 17,930,002 investment Options upon acquisition of investment warrants	46,052	-	46,052	-
Issue of 247,800 shares in settlement of debt	15,001	-	15,001	-
Total Contributed Equity	45,702,190	33,346,048	45,702,190	33,346,048

The share capital of the Company has no par value and comprises 286,026,569 (Last Year 200,768,231) ordinary shares fully paid up.

All shares have equal voting rights and share equally in dividends and surplus on winding up.

21. RETAINED EARNINGS AND RESERVES

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Balance at 1 April	(15,550,156)	(10,546,976)	(8,257,818)	(4,605,888)
Net Loss for the year attributable to the parent	(328,999)	(5,003,180)	(4,998,081)	(3,651,930)
Balance at 31 March	(15,879,155)	(15,550,156)	(13,255,899)	(8,257,818)

21. RETAINED EARNINGS AND RESERVES (Continued)

Other Reserves - Consolidated

	Foreign Currency Translation Reserve NZ$	Available for sale Investment Revaluation Reserve NZ$	Equity based Compensation Reserve NZ$	Total NZ$
Balance at 1 April 2007	(504,581)	-	313,355	(191,226)
Share based payment	-	-	1,070,276	1,070,276
Transfer to expenditure on partial deemed disposal	90,303	-	-	90,303
Transfer on redesignation of investment in associate to available for sale investment	373,088	(373,088)	-	-
Net gains on available-for-sale-investment	-	8,577,655	-	8,577,655
Currency Translation differences	15,179	-	-	15,179
Balance at 1 April 2008	(26,011)	8,204,567	1,383,631	9,562,187
Share based payment	-		319,145	319,145
Currency translation differences	1,722,726	-	-	1,722,726
Net loss on available-for-sale-investment	-	(7,605,759)	-	(7,605,759)
Associates share based payments	-	-	105,000	105,000
Balance at 31 March 2009	1,696,715	598,808	1,807,776	4,103,299

Other Reserves – Parent

	Foreign Currency Translation Reserve NZ$	Available for sale Investment Revaluation Reserve NZ$	Equity based Compensation Reserve NZ$	Total NZ$
Balance at 1 April 2007	-	-	313,355	313,355
Share based payment	-	-	1,070,276	1,070,276
Net gains on available-for-sale-investment	-	1,183,714	-	1,183,714
Balance at 1 April 2008	-	1,183,714	1,383,631	2,567,345
Share based payment	-	-	319,145	319,145
Currency translation differences	-	-	-	-
Net loss on available-for-sale-investment	-	(9,166,820)	-	(9,166,820)
Balance at 31 March 2009	-	(7,983,106)	1,702,776	(6,280,330)

Nature and Purpose of Reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and associates.

21. RETAINED EARNINGS AND RESERVES (Continued)

Available-for-sale Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements in the fair value of available-for-sale-investments.

Equity based compensation reserve
The equity based compensation reserve is used to record the value of share based payments provided to directors, key management personnel and consultants as part of their remuneration.

22. CASH FLOW STATEMENT RECONCILIATION

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Reconciliation of Net Profit after Taxation with Cash from Operating Activities				
Net loss for the year before minority interest	(328,999)	(5,003,180)	(4,998,081)	(3,651,930)
Non Cash Items				
Depreciation	44,032	17,411	28,486	17,411
Amortisation	65,369	68,390	65,369	68,390
Exchange Variance	(1,239,461)	219,043	(1,295,655)	252,477
Imputed interest	-	553,643	-	553,643
Share of loss of an associate	1,928,036	1,070,536	-	-
Gain on investment	(6,738,807)			
Foreign exchange recognised on partial disposition	-	90,303	-	-
Exploration Expenditure write down	4,367,815	-	2,500,048	
Investment in Subsidiary write down	-	-	1,921,524	-
Share based remuneration	318,145	1,070,276	320,083	1,070,277
	(1,253,870)	3,090,012	3,536,858	1,962,198
Items Classified as Financing or Investing Activities				
Costs of borrowings	-	-	-	-
Royalties	-	(20,235)	-	(20,235)
	-	(20,235)	-	(20,235)
Movement in Working Capital:				
Increase (decrease) in Accounts Payable	74,224	(149,471)	163,276	(175,983)
(Increase) decrease in Accounts Receivable	137,224	(67,688)	86,626	(89,870)
(Increase) decrease in Other current assets	870	19,020	27,187	18,270
	212,318	(198,139)	277,091	(247,583)
Net Cash flows from Operating Activities	(1,370,551)	(2,131,542)	(1,181,135)	(1,957,550)

23. RELATED PARTY DISCLOSURE

(a) Subsidiaries
The consolidated financial statements include the financial statements of Zedex Minerals Limited and the significant subsidiaries listed in the following table.

Name	Country of Incorporation	% Equity Interest 2009	% Equity Interest 2008	Investment ($) 2009	Investment ($) 2008
Binh Dinh New Zealand Gold Company Ltd	Vietnam	75%	75%	-	-
GR Enmore Pty Ltd	Australia	100%	100%	-	-
North Borneo Gold Sdn I	Malaysia	50.05%	50.05%	1,768,411	1,768,411
				1,768,411	1768,411

(b) Ultimate parent
Zedex Minerals Limited is the ultimate New Zealand parent entity and the ultimate parent of the Group.

(c) Key management personnel

Details relating to key management personnel, including remuneration paid, are included in note 24.

(d) Transactions with related parties

A law firm of which Mr J A G Seton is a principal has provided legal and office services for the Company. Payments for these services during the period were $38,329 (last year $40,152).
Related party transactions are or have been on arm's length terms.
The company received loan funds from Hamilton Gulf Limited, a company to which trusts associated with Mr J A G Seton and Mr P F Seton have advanced NZ$832,072 of funds during the year (refer note 18).
The company acquired shares in Olympus Pacific Minerals Inc during the year under agreements described in note 13. Among the Olympus shares acquired related party transactions were as follows:

	Olympus Shares Acquired	Zedex Shares Issued	Olympus Warrants Acquired	Zedex Options Issued
J Seton	2,201,367	4,402,734	76,923	153,846
P Seton	136,982	273,964	-	-
L Robinson	540,231	1,080,462	615	1,230
A Eggers	769,320	1,538,640	384,616	769,232

(e) Loans to related parties

The Parent has advanced the following loans to subsidiary companies

	Parent 2009 $	Parent 2008 $
GR Enmore Pty Ltd	-	1,692,577
North Borneo Gold Sdn Bhd	5,808,739	3,089,070
Binh Dinh New Zealand Gold Company Ltd	1,050,292	296,102
Total Loans to Subsidiary Companies	6,859,031	5,057,749

Parent Company loans to subsidiaries are unsecured and interest free.

23. RELATED PARTY DISCLOSURE (Continued)

The loan to North Borneo Gold Sdn Bhd may be repaid by issue of non voting preference shares.

The loan to GR Enmore Pty Ltd was written down during the year when the underlying exploration assets were written down.

The loan to Binh Dinh New Zealand Gold Company Ltd is repayable in cash at an agreed percentage of annual after tax profit once gold production has commenced.

No related party debts have been forgiven or written off during the period.

24. KEY MANAGEMENT PERSONNEL

Compensation for Key Management Personnel

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Short-term employee/contractor/director benefits	512,572	749,912	512,572	749,912
Share-based payment	317,629	589,877	317,629	589,877
Total compensation	830,201	1,339,789	830,201	1,339,789

Directors' interests in share incentives

Share options held by members of the Board of Directors to purchase ordinary shares have the following expiry dates and exercise prices:

Expiry Date	Exercise Price	Number 31 March 2009	Number 31 March 2008
30 April 2012	A$0.38	1,000,000	1,000,000
30 April 2012	A$0.25	150,000	150,000
15 June 2012	A$0.25	4,250,000	4,250,000
30 June 2009	A$0.25	2,700,000	2,700,000

Each option entitles the holder to purchase one ordinary share in the Company. The options vested on issue and are non-transferable.

25. DIRECTORS' REMUNERATION

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Directors Fees	141,377	108,382	141,377	108,382

The directors were granted a total of 1,150,000 incentive options in June 2007. 1,000,000 of the incentive options are exercisable at A$0.38 on or before 30 April 2012 and 150,000 of the incentive options are exercisable at A$0.25 on or before 30 April 2012. The incentive options have a total estimated fair value of $153,940 at grant date.

26. OPTIONS

The Company has the following options on issue:

- 4,250,000 Incentive options (Last year 4,250,000) exercisable by the holder at A$0.25 on or before 30 June 2009 (Incentive Options). These incentive Options were issued during the year ended 31 March 2008 to members of management / directors of the Company. The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

26. OPTIONS (Continued)

- 2,200,000 Incentive options (Last year 2,200,000) exercisable by the holder at A$0.25 on or before 30 April 2012 (Incentive Options). The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 1,000,000 Incentive options (Last year 1,000,000) exercisable by the holder at A$0.38 on or before 30 April 2012 (Incentive Options). These incentive options were issued to directors of the Company. The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 250,000 Incentive options (Last year 250,000) exercisable by the holder at A$0.40 on or before 30 April 2012 (Incentive Options). The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 5,100,000 Incentive options (Last year 5,100,000) exercisable by the holder at A$0.25 on or before 15 June 2012 (Incentive Options). The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 17,830,002 Investment Options (Last year nil) exercisable by the holder at A$0.40 on or before 30 August 2009. These 2009 options were issued in exchange for warrants in Olympus Pacific Minerals Inc as detailed in note 13.

27. SHARE BASED PAYMENTS

(a) Recognised share-based payment expenses

The expense recognised for employees services and contractors received during the year is shown in the table

	Consolidated		Parent	
	2009	2008	2009	2008
	$	$	$	$
Expense arising from equity-settled share-based payment transactions	319,145	1,070,276	319,145	1,070,276
Total expense arising from share-based payment transactions	319,145	1,070,276	319,145	1,070,276

The Company has no formal share-based payment plan and there are no vesting conditions to the options.

(b) Summaries of options granted

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of, and movements in, incentive share options issued during the year:

	2009 No.	2009 WAEP A$	2008 No.	2008 WAEP A$
Outstanding at the beginning of the year	12,800,000	0.26	4,250,000	0.25
Granted during the year	-	-	8,550,000	0.27
Exercised during the year	-	-	-	-
Expired during the year	-	-	-	-
Outstanding at the end of the year	12,800,000	0.26	12,800,000	0.26

(c) Weighted average remaining contractual life

The weighted average remaining contractual life for the share options outstanding as at 31 March 2009 is 2.2 years (2008: 3.2 years).

27. SHARE BASED PAYMENTS (Continued)

(d) Range of exercise price

The range of exercise prices for options outstanding at the end of the year was A$0.25 – A$0.40 (2008 A$0.25-A$0.40)

(e) Weighted average fair value

The weighted average fair value of options granted during the previous period was A$0.002 (2008 A$0.10).

(f) Option pricing model

Equity-settled transactions
The fair value of the equity-settled share options granted is estimated as at the date of grant using the Black-Scholes-Merton model taking into account the terms and conditions upon which the instruments were granted. No such options were issued in the current year.

The following table lists the inputs to the models used for previously issued outstanding options.

	Share Option 2009
Dividend yield (%)	-
Expected volatility (%)	75%
Risk-free interest rate (%)	6-6.88%
Expected life of options (years)	1
Option exercise price	0.20-0.40
Weighted average share price at measurement date ($)	0.11
Marketability Discount	35%
Model used	Black-Scholes

28. COMMITMENTS

There are no capital expenditure commitments at balance date.

There are no commitments under non-cancellable operating leases.

The Company has entered into a consultancy agreement with the Jura Trust to provide the services of John Seton as Executive Chairman of the Company. The fee payable is A$150,000 per annum plus out of pocket expenses.

The Company has entered into a consultancy agreement with the Lloyd Beaumont Trust to provide the services of Paul Seton to undertake all functions, duties, role and authorities which the company would require of a person engaged as Managing Director of the Company. The fee payable to the Lloyd Beaumont Trust is A$240,000 per annum plus out of pocket expenses. There is intention from the management to cancel this contract in the 2010 year.

In November 2006, the Company entered into an agreement to acquire an interest in the Bau Gold Project. Under the agreement the Company is required to spend a minimum of US$300,000 per annum under the prospecting licenses.

29. EVENTS AFTER THE BALANCE SHEET DATE

In May 2009 the company sold 3,763,794 of its shares in Olympus Pacific Minerals at US$0.185 providing US$700,000 for working capital.

30. AUDITORS REMUNERATION

The auditor of Zedex Minerals Limited is Ernst & Young

Amounts received or due and receivable by Ernst & Young (New Zealand) for:

	Consolidated 2009 $	Consolidated 2008 $	Parent 2009 $	Parent 2008 $
Audit and review of the financial statements	77,950	78,000	77,950	78,000
Other services	-	19,094	-	19,094
	77,950	97,094	77,950	97,094

31. GOING CONCERN AND FUNDING

The Company is currently cash constrained and has current liabilities in excess of current cash assets. Ongoing business cashflows are currently being funded by short term debt.

During the year short term debt funding of $1.3m was received from Hamilton Gulf Limited, having a repayment date of 9 December 2009 and interest due monthly at a rate of 12% p.a. This is secured over the Company's Bong Mieu royalty agreement. Management is currently talking to a number of parties in reference to securing of future funding lines. In the interim, exploration and other costs have been scaled down to minimize cash outflow.

While management is optimistic that further funding lines (either debt or equity) will be in place by the current contracted debt repayment date of 9 December 2009, when considering the going concern assumption the Directors have considered the following possible courses of action should this not be the case:

- further reduction of operating cash outflows
- potential extension of the term and/or amount of the Hamilton Gulf facility
- sale of the Bong Mieu royalty agreement
- sale of part of the Olympus shareholding (current quoted market value is approximately CDN$18.7 million, A$20 million)

Having considered the above factors, the Directors believe adoption of the going concern assumption is appropriate.

If the group were unable to continue in operational existence, adjustments would have to be made to reflect the situation that assets may need to be realized other than in the normal course of business and at amounts which could differ significantly from the amounts which are currently recorded in the balance sheet. In addition, liabilities may need to be recognized for costs associated with the realization process.

The income statement and balance sheet of the Group do not include any adjustments that would result should financial viability not continue.

Auditor's Report

ERNST & YOUNG

Chartered Accountants

Auditor's Report

To the Shareholders of Zedex Minerals Limited

We have audited the financial statements on pages 18 to 54. The financial statements provide information about the past financial performance of the company and group and their financial position as at 31 March 2008. This information is stated in accordance with the accounting policies set out on pages 23 to 32.

This report is made solely to the company's shareholders, as a body, in accordance with Section 205(1) of the Companies Act 1993. Our audit has been undertaken so that we might state to the company's shareholders those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law we do not accept or assume responsibility to anyone other than the company and the company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Directors' Responsibilities
The directors are responsible for the preparation of financial statements which comply with generally accepted accounting practice in New Zealand and give a true and fair view of the financial position of the company and group as at 31 March 2008 and of their financial performance and cash flows for the year ended on that date

Auditor's Responsibilities
It is our responsibility to express an independent opinion on the financial statements presented by the directors and report our opinion to you.

Basis of Opinion
An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial statements; and
- whether the accounting policies are appropriate to the circumstances of the company and group, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Ernst & Young provides accounting advice to the company and group.

Unqualified Opinion
We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
- the financial statements on pages 18 to 54:
  - comply with generally accepted accounting practice in New Zealand; and
  - comply with International Financial Reporting Standards; and
  - give a true and fair view of the financial position of the company and group as at 31 March 2008 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 27 June 2008 and our unqualified opinion is expressed as at that date.

Ernst & Young

Auckland

Income Statement

As at 31st March 2008

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
REVENUE				
Interest Received	81,205	156,183	81,205	156,183
Royalty	205,635	88,953	205,635	88,953
	286,840	245,136	286,840	245,136
Less OPERATING EXPENSES				
Audit Fees (Note 30)	97,094	51,095	97,094	51,095
Depreciation	26,879	8,787	16,236	8,787
Amortisation	68,390	88,953	68,390	88,953
Directors Fees (Note 25)	108,382	68,555	108,382	68,555
Foreign Exchange Variance	290,477	107,469	200,174	164,744
Interest expense	987,237	1,129,055	987,237	1,129,055
Rent	12,400	10,120	12,400	10,120
Consulting fees	518,247	528,502	518,247	528,502
Legal fees	15,343	93,001	15,343	93,001
Listing costs	-	80,858	-	80,858
Other employee salaries & benefits	94,350	-	94,350	-
Share based compensation	1,070,276	-	1,070,276	-
Share of Loss of an Associate	1,070,936	2,119,127	-	-
Other Expenses	928,833	609,524	843,815	453,696
Loss on Disposal	1,176	-	1,176	-
	5,290,020	4,895,046	3,938,770	2,677,366
Operating Loss Before Tax	(5,003,180)	(4,649,910)	(3,651,930)	(2,432,230)
Less Taxation Expense (Note 6)	-	-	-	-
Net Loss for the Year	(5,003,180)	(4,649,910)	(3,651,930)	(2,432,230)
Attributable to:				
Minority Interest	(16,525)	(553)	-	-
Members of the Parent	(4,986,655)	(4,649,357)	(3,651,930)	(2,432,230)
Earnings per Share for Loss Attributable to the Ordinary Equity Holders of the Parent (Note 7)				
Basic earnings per share (cents)	-2.84	-3.42		
Diluted earnings per share (cents)	-2.84	-3.42		

The accompanying notes form part of these financial statements

Balance Sheet

As at 31st March 2008

	Note	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
EQUITY					
Equity attributable to equity holders of the parent					
Contributed Equity	20	33,346,048	24,339,966	33,346,048	24,339,966
Retained Earnings (Deficit)	21	(15,550,156)	(10,563,501)	(8,257,818)	(4,605,888)
Other Reserves	21	9,562,187	(191,226)	2,567,345	313,355
TOTAL EQUITY		27,358,079	13,585,239	27,655,575	20,047,433
Represented by					
CURRENT ASSETS					
Cash	8	737,577	3,898,554	581,706	3,429,105
Receivables	9	225,651	25,811	134,986	25,811
Other assets	10	39,252	53,309	22,468	39,806
		1,002,480	3,977,674	739,160	3,494,722
NON CURRENT ASSETS					
Shares in and Advances to Subsidiary Companies	12	-	-	8,903,447	6,353,335
Property, plant and equipment	15	146,408	33,909	67,145	15,131
Exploration and evaluation expenditure	14	9,049,944	6,392,164	515,692	313,169
Available-for-sale investments	13	15,229,231	-	15,229,231	-
Investment in associate	13	-	7,655,423	-	14,004,113
Other assets	11	62,612	104,957	62,612	104,957
Intangible asset – royalty agreement	16	2,478,320	2,546,710	2,478,320	2,546,710
		26,966,515	16,733,163	27,256,447	23,337,415
Total Assets		27,968,995	20,710,837	27,995,607	26,832,137
Less CURRENT LIABILITIES					
Trade and other payables	17	610,916	959,872	340,032	618,978
Share subscriptions received in advance		-	1,698,240	-	1,698,240
Interest-bearing borrowings	18	-	4,467,486	-	4,467,486
Total Liabilities		610,916	7,125,598	340,032	6,784,704
NET ASSETS		27,358,079	13,585,239	27,655,575	20,047,433

For and on behalf of the Board which authorised the issue of these financial statements on 27 June 2008.

J A G Seton
Director
27 June 2008

P F Seton
Director
27 June 2008

The accompanying notes form part of these financial statements

Statement of Cash Flows

As at 31st March 2008

	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
Cashflows From Operating Activities				
Cash was provided from:				
Royalty received	185,409	63,142	185,409	63,142
Interest Received	81,205	156,183	81,205	156,183
Income Tax Refund	603	-	-	-
	267,217	219,325	266,614	219,325
Cash was disbursed to:				
Payments to Suppliers	(1,402,858)	(1,702,436)	(1,228,263)	(1,527,406)
Interest Paid	(995,901)	(440,733)	(995,901)	(440,733)
	(2,398,759)	(2,143,169)	(2,224,164)	(1,968,139)
Net Cashflows (Used In) Operating Activities	(2,131,542)	(1,923,844)	(1,957,550)	(1,748,814)
Cashflows From Investing Activities				
Cash was provided from:				
Refund of Deposits/Bonds	60,935	-	60,935	-
Sale of plant and equipment	800	-	800	-
Cash on acquisition of subsidiary	-	51,432	-	-
	61,735	51,432	61,735	-
Cash was applied to:				
Purchase of Exploration and Evaluation Assets	(3,022,720)	(3,095,110)	(716,969)	(2,066,135)
Purchase of Investments	(41,404)	(2,991,443)	(41,404)	(2,992,119)
Payments of bonds and deposits	-	(60,439)	-	(60,439)
Loans to third parties	-	(226,359)	-	-
Loans to subsidiary companies	-	-	(2,237,798)	(1,861,582)
Purchase of plant and equipment	(141,859)	(26,102)	(70,226)	(12,225)
	(3,205,983)	(6,399,453)	(3,066,397)	(6,992,500)
Net Cash From (Used In) Investing Activities	(3,144,248)	(6,348,021)	(3,004,662)	(6,992,500)
Cashflows from Financing Activities				
Cash was provided from:				
Share Capital	2,145,119	12,005,358	2,145,119	12,005,358
Borrowings	-	-	-	-
	2,145,119	12,005,358	2,145,119	12,005,358
Cash was applied to:				
Costs of borrowings	-	(164,844)	-	(164,844)
Costs of issue of Share Capital	-	(534,442)	-	(534,442)
	-	(699,286)	-	(699,286)

	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
Net Cashflows From Financing Activities	2,145,119	11,306,072	2,145,119	11,306,072
Effect of exchange rate changes on cash	(30,306)	-	(30,306)	-
Net (decrease) increase in Cash Held	(3,160,977)	3,034,207	(2,847,399)	2,564,758
Opening Cash Brought Forward	3,898,554	864,347	3,429,105	864,347
Ending Cash Carried Forward	737,577	3,898,554	581,706	3,429,105

Statement of Changes in Equity

As at 31st March 2008

CONSOLIDATED	Contributed Equity	Retained Earnings	Other Reserves (Note 21)	Minority Interest	Total Equity
At 31 March 2006	12,433,004	(5,914,144)	178,320	-	6,697,180
Currency translation differences			(369,546)	-	(369,546)
Total income and expense for the period recognised directly in equity	-	-	(369,546)	-	(369,546)
Loss for the period		(4,649,357)		(553)	(4,649,910)
Total expense for the period	-	(4,649,357)	(369,546)	(553)	(5,019,456)
Share Capital Issued	11,897,887			553	11,898,440
Options issued	9,075			-	9,075
At 31 March 2007	24,339,966	(10,563,501)	(191,226)	-	13,585,239

CONSOLIDATED	Contributed Equity	Retained Earnings	Other Reserves (Note 21)	Minority Interest	Total Equity
At 31 March 2007	24,339,966	(10,563,501)	(191,226)	-	13,585,239
Currency translation differences			15,179	-	15,179
Transfer to expenditure on partial deemed disposal			90,303		90,303
Net gain on available-for-sale-investments (Note 21)			8,577,655	-	8,577,655
Total income and expense for the period recognised directly in equity	-	-	8,683,137	-	8,683,137
Loss for the period		(4,986,655)	-	(16,525)	(5,003,180)
Total income and expense for the period	-	(4,986,655)	8,683,137	(16,525)	3,679,957
Share Capital Issued	9,006,082			16,525	9,022,607
Cost of share based payment			1,070,276	-	1,070,276
At 31 March 2008	33,346,048	(15,550,156)	9,562,187	-	27,358,079

The accompanying notes form part of these financial statements

Notes to the Financial Statements

As at 31st March 2008

1. CORPORATE INFORMATION

Zedex Minerals Limited is a company registered under the New Zealand Companies Act 1993. The Group consists of Zedex Minerals Limited, its subsidiaries and associate

Zedex Minerals Limited is an issuer for the purposes of the Financial Reporting Act 1993 and is listed on the ASX

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting principles recognised as appropriate for the measurement and reporting of financial performance and financial position on a historical cost basis are followed by the group.

(i) Basis of Preparation

The financial statements have been prepared in accordance with generally accepted accounting practise in NZ and the requirements of the Companies Act 1993 and the Financial Reporting Act 1993 The financial statements have also been prepared on a historical cost basis, except for available for sale investments which have been measured at fair value

(ii) Statement of Compliance

The financial statements have been prepared in accordance with NZ GAAP. They comply with New Zealand equivalents to International Financial Reporting Standards, and other applicable Financial Reporting Standards. The financial statements comply with International Financial Reporting Standards (IFRS).

These are the first financial statements prepared based on NZ IFRS and comparatives for the year ended 31 March 2007 have been restated accordingly. Reconciliations of equity at 1 April 2006 and 31 March 2007 and profit for the year ended 31 March 2007 under NZ IFRS to the balances reported in 31 March 2007 financial statements are detailed in note 31.

(iii) New Accounting Standards and Interpretations

Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 March 2008. These are outlined in the table below

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
NZ IFRIC 12	Service Concession Arrangements	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Unless the Group enters into service concession arrangements or public-private-partnerships (PPP), the amendments are not expected to have any impact on the Group's financial statements.	1 April 2008

NZ IFRIC 13	Customer Loyalty Programmes	Deals with the accounting for customer loyalty programmes, which are used by companies to provide incentives to their customers to buy their products or use their services.	1 July 2008	The Group does not have any customer loyalty programmes and as such this interpretation is not expected to have any impact on the Group's financial statements.	1 April 2009
NZ IFRIC 14	NZ IAS 19 - The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction	Aims to clarify how to determine in normal circumstances the limit on the asset that an employer's balance sheet may contain in respect of its defined benefit pension plan	1 January 2008	The Group does have a defined benefit pension plan and as such this interpretation may have an impact on the Group's financial statements. The Group has not yet determined the extent of the impact, if any.	1 April 2008
NZ IFRS 8	Operating Segments	New standard replacing NZ IAS 14 Segment Reporting, which adopts a management approach to segment reporting	1 January 2009	NZ IFRS 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However the amendments may have an impact on the Group's segment disclosures as segment information included in internal management reports is more detailed than is currently reported under NZ IAS 14 Segment Reporting.	1 April 2009
NZ IAS 23 (revised)	Borrowing Costs	The amendments to NZ IAS 23 require that all borrowing costs associated with a qualifying asset must be capitalised	1 January 2009	The amendments to NZ IAS 23 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group's financial statements.	1 April 2009
NZ IAS 1 (revised)	Presentation of Financial Statements	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements	1 January 2009	The amendments are expected to only affect the presentation of the Group's financial statements and will not have a direct impact on the measurement and recognition of amounts under the current NZ IAS 1. The Group has not determined at this stage whether to present the new statement of comprehensive income as a single or two statements.	1 April 2009
Amendments to NZ IFRS 4	Proposed Amendments to NZ IFRS 4 Insurance Contracts - The Scope of Insurance - Activities and Differential Reporting Concessions	Specifies the scope of insurance activities and removes differential reporting exemptions	1 January 2009	The Group does not issue insurance contracts so the amendments are not expected to have any impact on the Group's financial statements	1 April 2009

Amendments to NZ IFRS 2	Amendments to NZ IFRS 2 Share-based Payments – Vesting Conditions and Cancellations	Restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation.	1 January 2009	The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments	1 April 2009
Amendments to NZ IAS 32 and NZ IAS 1	Revised Amendments to NZ IAS 32 Financial Instruments: Presentation and NZ IAS 1 Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation	The amendment to NZ IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met The amendment to NZ IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity	1 January 2009	The Group does not expect these amendments to impact the financial statements of the Group	1 April 2009
NZ IFRS 3 (revised) and NZ IAS 27 (amended)	NZ IFRS 3 Business Combinations (revised) and NZ IAS 27 Consolidated and Separate Financial Statements (amended)	NZ IFRS 3 (revised) introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results NZ IAS 27 (amended) requires that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give raise to a gain or loss. Furthermore, the amendment standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.	1 July 2009	The changes introduced by NZ IFRS 3 (revised) and NZ IAS 27 (amended) must be applied prospectively and will affect future acquisitions and transactions with minority interest	1 April 2010

Adoption of new accounting standard
The Group has adopted NZ IFRS 7 *Financial Instruments; Disclosures* and all consequential amendments which became applicable on 1 April 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

(IV) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Zedex Minerals Limited and its subsidiaries as at 31 March each year.

Controlled entities: The financial statements of controlled entities are included from the date control commences until the date control ceases.

(IV) Basis of Consolidation (Continued)

Associate Companies: The associate companies are companies in which the Zedex Group holds significant shareholdings and in whose commercial and financial policy decisions it participates. Associate companies have been reflected in the consolidated financial statements on an equity accounting basis, which shows the Zedex Group's share of retained surpluses or deficits in the statement of financial performance, and its share of post acquisition increases or decreases in net assets in the statement of financial position.

Zedex Group ceased to have associate company investments at 29 June 2007 (see Note 13)

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Transactions eliminated on consolidation: Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Investments in subsidiaries held by Zedex Minerals Limited are accounted for at cost in the separate financial statements of the parent entity.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

Minority interests not held by the Group are allocated their share of net profit after tax in the income statement and are presented within equity in the consolidated balance sheet, separately from parent shareholders' equity.

(V) Business Combinations

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of the consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(VI) Segment Reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other operating business segments Management has assessed the reportable business segments under NZ IAS 14 Segment Reporting and have determined that on adoption of IFRS 8 Segment Reporting (applicable from 1 April 2009), additional operating segments will most likely be reported. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

(VII) Foreign Currency Translations

(a) Functional and presentation currency

Both the functional and presentation currency of Zedex Minerals Limited is New Zealand Dollars. The Australian subsidiary functional currency is Australian dollars, The Malaysian subsidiary functional currency is Malaysian Ringit, The Vietnam subsidiary functional currency is Vietnamese Dong All subsidiary records are translated to presentation currency New Zealand Dollars.

(b) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(c) Translation of Group Companies functional currency to presentation currency

The results of the subsidiaries are translated into New Zealand Dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in subsidiaries and of the borrowings designated as hedges of the net investment are taken to the foreign currency translation reserve. If a subsidiary were sold, the proportionate share of exchange differences would be transferred out of equity and recognised in the income statement

(VIII) Cash and Cash Equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

(IX) Trade and Other Receivables

Trade receivables, which generally have 7-30 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for impairment.

Collection of trade receivables is reviewed on an ongoing basis at an operating unit level. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 30 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate

(X) Investments and Other Financial Assets

Investments and financial assets in the scope of NZ IAS 39 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition

All Regular way purchases and sales of financial assets are recognised on the trade date ie the date that the Group commits to purchase the asset. Regular way purchases or sales are purchase or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred

(a) Financial assets at fair value through profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term with the intention of making a profit. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired These are included in current assets, except for those with maturities greater than 12 months after balance date, which are classified as non-current

(c) Available-for-sale securities

Available-for-sale investments are those non-derivative financial assets, principally equity securities, that are designated as available-for-sale or are not classified as any of the two preceding categories. After initial recognition available-for-sale securities are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the balance sheet date

(XI) Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Repairs and maintenance are recognised in profit or loss as incurred.

Depreciation is calculated on a diminishing value basis over the estimated useful life of the specific assets. The depreciation rates range between 12% - 60%.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Gains or losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement.

An item of property plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

(XII) Royalties

All assets, including intangibles, have limited useful lives and intangibles are amortised over their estimated useful lives commencing from the time the asset is put into use with the exception of Exploration and Evaluation Expenditure. Amortisation rates are reviewed annually for appropriateness. Amortisation is expensed.

Amortisation of royalty interest is calculated over the expected production of the mine properties on a unit production basis, from the date of the commencement of commercial scale operations, which reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

(XIII) Trade and Other Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(XIV) Interest-Bearing Loans and Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognised as an expense when incurred. Zedex Minerals Limited does not currently hold qualifying assets but, if it did, the borrowing costs directly associated with this asset would be capitalised (including any other associated costs directly attributable to the borrowing and temporary investment income earned on the borrowing)

(XV) Provisions and Employee Benefits

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain The expense relating to any provision is presented in the income statement net of any reimbursement

(XV) Provisions and Employee Benefits (Continued)

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date using a discounted cash flow methodology. The risks specific to the provision are factored into the cash flows and as such a risk-free government bond rate relative to the expected life of the provision is used as a discount rate. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee leave benefits

(a) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(b) Long service leave

Currently no employee contracts have any entitlement to long service leave. Should a contract with this leave be put in place the liability for long service leave would be recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service.

(XVI) Share Based Payment Transactions

Equity Settled Transactions:

The Group provides benefits to its employees (including key management personnel and Directors) in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees (for awards granted that were unvested as at 1 April 2006) is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the share of Zedex Minerals Limited ('market conditions')

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date)

The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the consolidated entity, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

During the year ended 31 March 2006 options were issued in conjunction with the issue of debt. The transaction effectively resulted in the issuance of convertible notes. The fair value of the option component of these instruments (ie. Fair value of the related option) has been credited to equity. The fair value of the related loan was recognized as a liability. The effective interest on the loan (including both cash and imputed interest) is charged to the Statement of Financial Performance on a yield-to-maturity basis over the term of the notes.

(XVII) Contributed Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(XVIII) Revenue Recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Interest revenue is recognised as it accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Revenue arising from royalties is recognised when it is probable that the associated economic benefits will flow to the Company and the amount of the revenue can be reliably measured. It is recognised on an accrual basis in accordance with the substance of the associated agreement.

(XIX) Exploration and Evaluation Expenditure

Exploration and evaluation expenditure is stated at cost and is accumulated in respect of each identifiable area of interest. In the case of in progress exploration and evaluation expenditures acquired as part of a business combination the amount recognised is the portion of purchase costs allocated to such assets at their assessed fair value

Such costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), or where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Accumulated costs in relation to an abandoned area are written off to the income statement in the period in which the decision to abandon the area is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

The carrying values of exploration, evaluation and development costs are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount

(XX) Income Tax and Other Taxes

Deferred income tax is provided on all temporary difference at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(XX) Income Tax and Other Taxes (Continued)

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associate and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Revenues, expenses and assets are recognised net of the amount of GST except:

- When the GST incurred on a purchase of goods and services in not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- Receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from the taxation authority is included as part of receivables in the balance sheet.

(XXI) Earnings Per Share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:

The after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

3. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise receivables, payables, available for sale investments, convertible securities, cash and short-term deposits.
The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group's financial risk management policy The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security
The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foeign exchange risk and assessments of market forecasts for interest rate, foreign exchange and commodity prices. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts

The Board reviews and agrees policies for managing each of these risks as summarised below.
Primary responsibility for identification and control of financial risks rests with the Audit and Finance Committee under the authority of the Board The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits.

Interest rate risk
The Group's exposure to market interest rate relates primarily to the Group's long-term debt obligations. At balance date, the Group had no assets and liabilities exposed to New Zealand variable interest rate risk The debt facility that had been in place earlier in the year was fully repaid in early March 2008.

Foreign Currency Risk
As a result of operations in Australia, Malaysia and Vietnam the Group has transactional currency exposures. Such exposures arise from purchases by an operating entity in currencies other than the functional currency.
A significant portion of the Groups purchases are denominated in currencies other than the functional currency of the operating entity making the purchase

Liquidity Risk
The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of loans and issue of shares
At balance date the group had no outstanding debt and no ongoing lease obligations.
The Group monitors rolling forecasts of liquidity reserves on the basis of expected cash flow.

Management believe the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

The table below reflects all contractually fixed pay-offs and receivables for settlement, repayments and interest resulting from recognised financial assets and liabilities as of 31 March 2008 Cash flows for financial assets and liabilities without fixed amount or timing are based on the conditions existing at 31 March 2008.

The remaining contractual maturities of the Group's and parent entity's financial liabilities

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
6 months or less	610,916	959,872	340,033	618,978
6-12 months	-	4,467,486	-	4,467,486
1-5 years	-	-	-	-
Over 5 years	-	-	-	-
	610,916	5,427,358	340,033	5,086,464

3. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

Maturity analysis of financial assets and liability based on management's expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital eg inventories and trade receivables. These assets are considered in the Group's overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Zedex has established comprehensive risk reporting covering its worldwide business units that reflects expectations of management of expected settlement of financial assets and liabilities.

Year ended 31 March 2008	<6 months $	6-12 months $	1-5 years $	>5years $	Total $
Consolidated Financial assets					
Cash & cash equivalents	737,577	-	-	-	737,577
Trade & other receivables	264,903	-	-	-	264,903
	1,002,480	-	-	-	1,002,480
Consolidated Financial liabilities					
Trade & other payables	610,916	-	-	-	610,916
	610,916	-	-	-	610,916
Net Maturity	391,564	-	-	-	391,564

Year ended 31 March 2008	<6 months $	6-12 months $	1-5 years $	>5years $	Total $
Parent Financial assets					
Cash & cash equivalents	581,706	-	-	-	-
Trade & other receivables	157,454	-	-	-	-
	739,160	-	-	-	-
Parent Financial liabilities					
Trade & other payables	340,032	-	-	-	-
	340,032	-	-	-	-
Net Maturity	399,128	-	-	-	-

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements

Impairment of non-financial assets other than goodwill
The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include mine performance, technology, economic and political environments and future exploration expectations. If an impairment trigger exists the recoverable amount of the asset is determined.

Intangible amortisation method and rate
The Group amortises its royalty intangible asset on the unit of production method. The rate at which amortisation is charged is therefore subject to judgement and estimate in respect of the future expected units to be produced from the relevant site.

Capitalised exploration costs
Exploration costs are capitalised by the Group and accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), of where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Taxation
The Group's accounting policy for taxation requires management's judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimate of future production and sales volumes, operating costs, restoration costs, capital expenditure, dividends and other capital management transactions. Judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Classification of and valuation of investments
The Group has decided to classify investments in listed securities as 'available-for-sale' investments and movements in fair value are recognised directly in equity. The fair value of listed shares has been determined by reference to published price quotations in an active market

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton model. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

5. SEGMENT INFORMATION

The Group's primary segment reporting format is geographical segments.
The Group operates predominantly in two geographical segments – Australia and South East Asia, and in two industries – Investment and Mineral Exploration.
The operating businesses are organised and managed separately according to the arrangements under joint venture agreements in each geographic location.
The following table presents revenue, expenditure and certain asset information regarding geographical segments for the years ended 31 March 2008 and 31 March 2007

	Australia		South East Asia		Total	
	2008	2007	2008	2007	2008	2007
	$	$	$	$	$	$
Geographical Segments						
Segment revenue	-	-	205,635	88,953	205,635	88,953
Unallocated revenue					81,205	156,183
Total revenue					286,840	245,136
Segment result	(572)	163	(189,437)	(155,992)	(190,009)	(155,829)
Unallocated corporate expenses (net)					(4,029,075)	(2,620,090)
Share of loss of associate					(1,070,936)	(2,119,127)
Net profit/(loss)					(5,003,180)	(4,649,910)
Segment assets	3,810,938	3,450,873	22,946,557	13,299,416	26,757,495	16,750,289
Unallocated assets					1,211,500	3,960,548
Total assets					27,968,995	20,710,837
Capital Expenditure	713,655	2,848,951	2,213,357	5,496,526	2,927,012	8,345,477

The investment in Olympus Pacific Minerals Inc while being a Toronto listed company is recorded in the South East Asia geographical segment by virtue of location of the operations of that company.

The following table presents revenue and expenditure information and certain asset and liability information regarding business segments for the years ended 31 March 2008 and 31 March 2007

	Mineral Exploration		Investment		Total	
	2008	2007	2008	2007	2008	2007
	$	$	$	$	$	$
Industry Segments						
Segment revenue	-	-	286,840	245,136	286,840	245,136
Unallocated revenue	-	-	-	-	-	-
Total revenue					286,840	245,136
Segment result	-	-	-	-	-	-
Unallocated corporate expenses (net)					(4,219,084)	(2,775,919)
Share of loss of associate					(1,070,936)	(2,119,127)
Net profit/(loss)					(5,003,180)	(4,649,910)
Assets and liabilities						
Segment assets	9,196,352	6,426,073	17,707,551	10,202,133	26,903,903	16,628,206
Unallocated assets					1,065,092	4,082,631
Total assets					27,968,995	20,710,837
Segment liabilities	416,672	693,268	-	-	416,672	693,268
Unallocated liabilities					194,245	6,432,330
Total liabilities					610,917	7,125,598
Other Segment Information						
Capital Expenditures	2,927,012	5,709,814	41,404	2,991,443	2,968,416	8,701,257

5. SEGMENT INFORMATION (Continued)

	Mineral Exploration 2008 $	Mineral Exploration 2007 $	Investment 2008 $	Investment 2007 $	Total 2008 $	Total 2007 $
Depreciation and amortisation	-	-	68,390	88,953	68,390	86,953
Other non-cash expenses	-	-	-	-	-	-
Cash flow information						
Net cash from operating activities	-	-	185,409	63,142	185,409	63,142
Unallocated cash used in operating activities	-	-	-	-	(2,316,951)	(1,986,986)
Net cash flow used in investing activities	(3,022,720)	(3,095,110)	(41,404)	(2,991,443)	(3,064,124)	(6,086,553)
Unallocated cash used in investing activities	-	-	-	-	(80,124)	(261,468)
Net cash flow from financing activities	-	-	-	-	-	-
Unallocated cash from financing activities	-	-	-	-	2,145,119	11,306,072

6. TAXATION

	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
Net Loss Before Taxation	(5,003,180)	(4,649,910)	(3,651,930)	(2,432,230)
Prima Facie Taxation	1,651,049	1,534,470	1,205,137	802,636
Non Deductible items:				
Loss on Share of Associate	(363,406)	(699,312)	-	-
Share based compensation	(353,191)	-	(353,191)	-
Other	(107,143)	(68,454)	(77,343)	(68,454)
Tax benefit not recognized	837,307	766,704	774,603	734,182
Income Tax Expense	Nil	Nil	Nil	Nil
Tax Paid	-	-	-	-
Provision for Taxation	-	-	-	-
Tax Refund Due	-	-	-	-

The Company has estimated unrecognised New Zealand tax losses of approximately $7,492,808 (Last Year $4,955,515) carried forward to future years subject to continuing compliance with the tax legislation There are no imputation credits available.

7. LOSS PER SHARE

Classification of securities as ordinary shares
The group has only one category of ordinary shares included in basic loss per share.

Classification of securities as potential ordinary shares – share options outstanding
The Company has granted share options in respect of a total of 70,007,379 ordinary shares. Options are considered to be potential ordinary shares. However, they are not considered to be dilutive in nature, as their exercise would result in a reduction in loss per share and therefore diluted EPS is the same as basic EPS. The options have not been included in the determination of basic loss per share.

7. LOSS PER SHARE (Continued)

	Consolidated	
	2008	2007
	Cents	Cents
Basic loss per share	2.84	3.42
	$	$
Earnings reconciliation Basic loss	4,988,665	4,649,357
	Number	Number
Weighted average number of shares used as the denominator number for basic loss per share – ordinary shares	175,654,433	136,027,525

8. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Cash at bank and in hand	155,494	645,717	691	176,268
Short-term deposits	582,083	3,252,837	581,015	3,252,837
	737,577	3,898,554	581,706	3,429,105

9. CURRENT ASSETS – TRADE AND OTHER RECEIVABLES

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Accounts Receivable	225,651	25,811	134,986	25,811

There is no impairment to accounts receivable at balance date. All receivables at year end have been collected subsequent to balance date

10. CURRENT ASSETS - OTHER ASSETS

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Tax Refund Due	7,008	-	931	-
GST refund due	27,836	47,410	21,536	39,806
Advances	406	5,899	-	-
Other Assets	4,002	-	-	-
	39,252	53,309	22,468	39,806

11. NON-CURRENT ASSETS - OTHER ASSETS

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Bonds and deposits	62,612	104,957	62,612	104,957

12. NON-CURRENT ASSETS - SHARES AND ADVANCES TO SUBSIDIARY COMPANIES

The subsidiaries of the company are:

	Percentage Held 2008	2007	Balance Date	Activity
Bau Mining Limited (note i)	91%	91%	31 March	Non-trading
North Borneo Gold Sdn Bhd	50.05%	50.05%	31 March	Mineral exploration
Binh Dinh New Zealand Gold Co	75%	-	31 March	Mineral exploration
GR Enmore Pty Ltd	100%	100%	30 June	Mineral exploration
GL Minerals Limited (note i)	100%	100%	31 March	Non-trading
NP Mining Limited (note i)	100%	100%	31 March	Non-trading
OVMC Limited (note i)	100%	100%	31 March	Non-trading
KS Mining Limited (note i)	100%	100%	31 March	Non-trading

Note (i) - These companies were incorporated in Western Samoa and did not trade during the year.

Acquisition of subsidiaries

On 19 May 2006 the Company acquired 100% of the shares of GR Enmore Pty Ltd (a company incorporated in Australia) GR Enmore Pty Ltd is a mineral exploration company with an interest in the Enmore Gold project in Australia.

GL Minerals was incorporated on 19 December 2006 Bau Mining was incorporated on 24 October 2006 The Company was a founding shareholder in these two companies

On 3 November 2006 the Company acquired an effective 50.05% of the shares of North Borneo Fold Sdn Bhd (formerly known as Natural Kalimantan Gold Sdn Bhd) (a company incorporated in Malaysia) at a cost of NZ$1,752,965. North Borneo Gold Sdn Bhd's assets and liabilities (excluding mineral properties) at the time of acquisition were nominal. The consideration paid has therefore been allocated to Mining Rights and Exploration and evaluation expenditure, representing the fair value of interests in such assets acquired.

In November 2006 the Company entered into an agreement to form a Joint Venture Enterprise with Biotan Mineral Joint Stock Company (Biotan), a local Vietnamese Company. Binh Dinh New Zealand Gold Company Limited (BNG) was formed and commenced trading in August 2007 when it was granted an Investment Certificate by the Peoples Committee of Binh Dinh Socialist Republic of Vietnam Zedex 100% subsidiary KS Mining Limited holds a 75% interest in BNG and Biotan holds a 25% interest in BNG.

13. NON-CURRENT ASSETS – ASSOCIATES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

Movement in associate company holdings:

	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
Balance at beginning of year	7,655,423	7,137,151	14,004,113	11,012,670
Purchases – at cost	-	2,991,441	-	2,991,443
Foreign Currency Translation Reserve	25,685	(354,042)	-	-
Share of Associate's Loss	(1,070,936)	(2,119,127)	-	-
Reclassification to Available For Sale Investment	(6,610,172)	-	(14,004,113)	-
Balance as at end of year	-	7,655,423	-	14,004,113

13. NON-CURRENT ASSETS – ASSOCIATES AND AVAILABLE-FOR-SALE FINANCIAL ASSETS (Continued)

Movement in available-for-sale assets:

	Consolidated		Parent	
	2008 $	2007 $	2008 $	2007 $
Balance at beginning of year	-	-	-	-
Reclassification of associate at 30 June 2007	6,610,172	-	14,004,113	-
Purchases at cost	41,404	-	41,404	-
Revaluation to Fair Value	8,577,655	-	1,183,714	-
Balance as at end of year	15,229,231	-	15,229,231	-

	Percent held at 31 March 2008	2007	Balance Date
Olympus Pacific Minerals Inc	13.51%	16.78%	31 December

Zedex Minerals Limited holds 31,396,849 (31 March 2007 31,356,849) ordinary shares in the capital of Olympus Pacific Minerals Inc ("Olympus"), a Toronto, Canada listed company. Olympus is a mining company with mining interests in Vietnam and Philippines The board of Olympus consists of five directors. Zedex has the right to nominate, but not appoint, two directors to the Olympus Board and currently has one director on that Board. Zedex's holding amounts to a 13.51% (31 March 2007 16.78%) interest in Olympus, and Zedex is not now able to demonstrate significant influence over the policies and operations of that investment. The dilution of interest and reduction in influence in Olympus occurred on 29 June 2007 when Directors decided not to participate in a shareholding offer made by Olympus. The Group's investment in the associate was accounted for using the equity method of accounting until 29 June 2007 and from that date investment was classified as available-for-sale investment and is now measured at fair value with changes in fair value being recognised as a separate component of equity.

The fair value of these listed shares has been determined directly by reference to published price quotations in an active market.

Olympus reported the following results:

	Six months ended 30 June 2007 CDN$	Year ended 31 December 2006 CDN$
Total revenue	2,759,715	1,925,061
Total expenses	(7,970,031)	(11,403,948)
Loss for the year	(5,210,316)	(9,478,887)
Tax expense	-	-
Extraordinary items	-	-
Zedex's percentage held	16.78%	16.78%
Zedex's share of losses (CDN)	(874,291)	(1,563,068)
Zedex's share of losses (NZD)	(1,070,936)	(2,119,127)

At 31 March 2008 the shares were quoted on the Toronto Stock Exchange at CDN$0.40 per share giving the investment a value of NZ$15,229,231 (Last Year NZ$22,416,747).

14. NON-CURRENT ASSETS – EXPLORATION & EVALUATION EXPENDITURE

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Balance at beginning of Year	6,392,164	13,868	313,169	13,868
Direct expenditure – at cost	2,657,780	1,893,680	202,523	299,301
Fair value of amounts acquired by purchase of subsidiaries	-	4,484,616	-	-
Exploration expenditure	9,049,944	6,392,164	515,692	313,169

The ultimate recoupment of this expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

15. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

	Consolidated			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2008				
At 1 April 2007 net of accumulated depreciation and impairment	2,408	26,275	5,226	33,909
Additions	91,788	32,862	17,209	141,859
Disposals		(1,975)		(1,975)
Foreign Exchange translation	(59)	(358)	(89)	(506)
Depreciation charge for the year	(12,420)	(13,760)	(699)	(26,879)
At 31 March 2008 net of accumulated depreciation	81,717	43,044	21,647	146,408
At 31 March 2008				
Cost	94,155	76,090	9,399	179,644
Accumulated Depreciation	(12,435)	(18,735)	(2,066)	(33,236)
Net carrying amount	81,720	57,355	7,333	146,408

	Consolidated			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2007				
At 1 April 2006 net of accumulated depreciation and impairment	-	10,006	2,429	12,435
Additions	2,425	21,514	3,168	27,107
Disposals	-	-	-	-
Depreciation charge for the year	(16)	(5,247)	(370)	(5,633)
At 31 March 2007 net of accumulated depreciation	2,409	26,273	5,227	33,909
At 31 March 2007				
Cost	2,425	33,675	6,594	42,694
Accumulated Depreciation	(16)	(7,402)	(1,367)	(8,785)
Net carrying amount	2,409	26,273	5,227	33,909

15. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT (Continued)

	Parent			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2008				
At 1 April 2007 net of accumulated depreciation and impairment	-	12,994	2,137	15,131
Additions	58,032	12,194	-	70,226
Disposals	-	(1,976)	-	(1,976)
Depreciation charge for the year	(5,803)	(10,177)	(256)	(16,236)
At 31 March 2008 net of accumulated depreciation	52,229	13,035	1,881	67,145
At 31 March 2008				
Cost	58,032	27,754	3,426	89,212
Accumulated Depreciation	(5,803)	(14,719)	(1,545)	(22,067)
Net carrying amount	52,229	13,035	1,881	67,145

	Parent			
	Plant & Equipment $	Computer Equipment $	Office Equipment $	Total $
Year ended 31 March 2007				
At 1 April 2006 net of accumulated depreciation and impairment	-	10,007	2,429	12,436
Additions	-	7,788	-	7,788
Disposals	-	-	-	-
Depreciation charge for the year	-	(4,801)	(292)	(5,093)
At 31 March 2007 net of accumulated depreciation	-	12,994	2,137	15,131
At 31 March 2007				
Cost	-	19,950	3,426	23,376
Accumulated Depreciation	-	(6,956)	(1,289)	(8,245)
Net carrying amount	-	12,994	2,137	15,131

Depreciation is calculated on a diminishing value basis over the estimated useful life of the specific assets The depreciation rates are as follows:

Plant 24%DV, Office Equipment 12%DV, Computer Equipment 50-60%DV

16. NON-CURRENT ASSETS - INTANGIBLES

	Consolidated		Parent	
	Vietnam royalty 2008 $	Vietnam royalty 2007 $	Vietnam royalty 2008 $	Vietnam royalty 2007 $
Opening balance on 1 April net of accumulated amortisation	2,546,710	2,635,663	2,546,710	2,635,663
Additions & Disposals	-	-	-	-
Amortisation charge for the year	(68,390)	(88,953)	(68,390)	(88,953)
Closing Balance at 31 March net of accumulated amortisation	2,478,320	2,546,710	2,478,320	2,546,710
At 31 March				
Cost	2,635,663	2,635,663	2,635,663	2,635,663
Accumulated Amortisation	(157,343)	(88,953)	(157,343)	(88,953)
Net carrying amount	2,478,320	2,546,710	2,478,320	2,546,710

16. NON-CURRENT ASSETS – INTANGIBLES (Continued)

On 1 January 2006 the Company entered into an Assignment Agreement ("Assignment Agreement") with Ivanhoe Mines Limited ("Ivanhoe") and Olympus Pacific Minerals Inc ("Olympus") to acquire (i) the rights to a gross production royalty in respect of Olympus' share of gold production at the Bong Mieu gold project in Vietnam (US$1,700,000 / NZ$2,635,663) and (ii) the debt owed by Olympus to Ivanhoe (US$1,024,225) The total acquisition amount was US$2,725,225, and the acquisition settled on 14 March 2006.

On 17 March 2006 the debt owing by Olympus (US$1,024,225) was settled by the issue by Olympus of 3,406,758 shares Refer note 13 for details of the Company's investment in Olympus.

The Directors have considered whether the carrying value of the Bong Mieu mining royalty is impaired. In doing so they have considered the reserves and resources of the Bong Mieu project that have been estimated by Olympus. Proven and probable reserves identified to date will not provide sufficient royalty income to support the carrying value of the royalty asset. The Directors have therefore considered the indicated and inferred resources of the project and the expected likelihood of those resources providing future mineral sales and so royalty income to the Company On the basis of this assessment the Directors believe the asset is not impaired.

The intangible asset is being amortised over its estimated life based on the expected future production of the Bong Mieu Plant.

17. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Creditors – other	498,797	886,741	227,914	525,847
Creditors – related parties	42,144	63,131	42,144	63,131
Accrued Expenses	69,975	30,000	69,974	30,000
	610,916	959,872	340,032	618,978

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

18. CURRENT LIABILITIES – BORROWINGS

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Borrowings	-	4,467,486	-	4,467,486

In February 2006 the Company entered into debt finance agreements for amounts totalling A$4,435,000. The purpose of the debt finance agreements was to provide funds for the Company to meet its obligations under the Assignment Agreement (refer note 16). The finance facilities were drawn down in February and March 2006 such that the total principal amount owing pursuant to the debt finance agreements at 31 March 2007 had a face value of A$4,435,000 (NZ$5,021,130).

The loans incurred interest at a rate of 10% per annum and were repayable on 27 February 2008. The Company provided a security interest in favour of the lenders over the Company's royalty interest (refer note 16) and the shares held by the Company in Olympus Pacific Minerals Inc (refer note 13)

As part consideration for providing the facilities, the Company issued 22,175,000 options to the lenders. These options were exercisable at A$0.20 on or before 27 February 2008. The estimated fair value of these options, calculated using an option pricing model (assumptions – 5.8% interest rate, 75% volatility, discounted by 35% for marketability), was $1,216,953 at the time of issue.

In November 2007 all except one lender exercised their lender options, the purchase consideration for the underlying Shares was applied to the outstanding balance under the facility. In March 2008 the final lender entered into an arrangement where the company repaid the A$2,000,000 loan by way of issue of 10,000,000 ordinary shares and 4,000,000 options with an exercise price of A$0.20 on or before 30 November 2008.

19. FINANCIAL INSTRUMENTS

Credit Risk

Financial instruments which are potentially subject to credit risk principally consist of bank balances, accounts receivable, royalty interests and advances. The Company performs credit evaluations on all customers requiring credit and generally does not require collateral

Maximum exposures to credit risk as at balance date are:

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Bank	737,577	3,898,554	581,708	3,429,105
Accounts Receivable	225,651	25,811	134,986	25,811
Advances and Other Assets	4,408	5,899	-	5,899

Interest Rate Risk

The Group's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and financial liabilities is set out below:

	Floating interest rate	Fixed interest maturing in: 1 year or less	more than 1 year	Non-interest bearing	Total
	$			$	$
2008					
Financial Assets					
Cash assets	737,577	-	-	-	737,577
Accounts Receivable	-	-	-	225,651	225,651
	737,577	-	-	225,651	963,228
Financial Liabilities					
Accounts Payable	-	-	-	610,916	610,916
Borrowings	-	-	-	-	-
	-	-	-	610,916	610,916

	Floating interest rate	Fixed interest maturing in: 1 year or less	more than 1-5 years	Non-interest bearing	Total
	$			$	$
2007					
Financial Assets					
Cash assets	3,898,554	-	-	-	3,898,554
Loans	-	-	-	25,811	25,811
	3,898,554	-	-	25,811	3,924,365
Financial Liabilities					
Accounts Payable	-	-	-	959,872	959,872
Borrowings	-	5,021,129*	-	-	5,021,129
	-	-	-	959,872	5,981,001

* Actual amount owing is A$4,435,000 (last year A$4,435,000).

The Group constantly analyses its interest rate exposure. Within this analysis consideration is given to potential renewals of existing positions, alternative financing, and the mix of fixed and variable interest rates.

Currency Risk

The Group has exposure to foreign exchange risk as a result of its normal trading activities. Some of the assets and liabilities are denominated in US dollars, Australian dollars, Malaysian Ringgits and Canadian dollars and their value varies with foreign exchange movements.

19. FINANCIAL INSTRUMENTS (Continued)

The Company has the following foreign exchange currency denominated monetary assets and liabilities:

	Consolidated		Parent	
	2008 $	2007 $	2008 $	2007 $
Current Assets				
Australian dollar	A$482,192	A$3,059,852	A$459,622	A$2,972,217
Malaysian Ringgit	RM266,234	RM949,285	Nil	Nil
Vietnamese Dong	VDong185,595,216	Nil	Nil	Nil
US dollar	US$22,924	US$28,980	Nil	US$29,980
Non-Current Assets				
Australian dollar	Nil	Nil	Nil	Nil
Canadian dollar	C$12,401,755	C$6,567,893	C$12,401,755	C$11,557,594
Current Liabilities				
Australian dollar	A$114,354*	A$6,167,725*	A$109,211*	A$6,167,725*
Canadian dollar	C$10,900	C$811	C$10,900	C$811
Malaysian Ringgit	RM622,385	RM843,304	Nil	Nil
US dollar	Nil	US$174,070	Nil	US$174,070
Non-Current Liabilities				
Australian dollar	Nil	Nil	Nil	Nil

* Includes borrowings at actual amount owing is Nil (last year $4,435,000). Borrowings recorded at the assessed fair value of Nil in the statement of financial position – refer note 1(ix).

In addition, the gross production royalty due to the Company in respect of Olympus' share of gold production at the Bong Mieu gold project in Vietnam (refer note 16) is payable by Olympus in US dollars.

19. FINANCIAL INSTRUMENTS (Continued)

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 31 March 2008, had the New Zealand Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

Judgements of reasonably possible movements:	Post Tax Profit Higher/(Lower)		Equity Higher/(Lower)	
	2008	2007	2008	2007
	$	$	$	$
Consolidated				
NZD/USD +10%	-	-	2,116	1,467
NZD/USD - 5%	-	-	(1,058)	(733)
NZD/MYD +10%	18,140	15,566	300,786	126,445
NZD/MYD - 5%	(9,070)	(7,783)	(150,395)	(63,222)
NZD/CAD +10%	(1,338)	(98)	1,520,593	1,400,220
NZD/CAD - 5%	669	49	(760,297)	(700,110)
NZD/AUD +10%	(4,116)	(5,242)	211,750	467,061
NZD/AUD - 5%	2,058	2,621	(105,875)	(233,530)
Parent				
NZD/USD +10%	-	-	276	1,467
NZD/USD - 5%	-	-	(138)	(733)
NZD/MYD +10%	-	-	297,263	107,184
NZD/MYD - 5%	-	-	(148,632)	(53,592)
NZD/CAD +10%	(1,338)	(98)	1,520,593	(98)
NZD/CAD - 5%	669	49	(760,297)	49
NZD/AUD +10%	(3,580)	(5,225)	209,716	457,917
NZD/AUD - 5%	1,790	2,612	(104,858)	(228,958)

Management believe the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Market Risk
The Company has significant market risk. The Company's investment in Olympus Pacific Minerals Inc represents 35% (Last Year 64%) of Total Assets. The value of this investment is subject to the variations in the quoted value of the shares on the Toronto Stock Exchange (Note 13).

The Company holds a royalty agreement as specified in note 16. The value of the asset is subjected to the variations in the quoted value of gold.

Fair Values
The carrying amount is considered to be the fair value for each of the financial instruments (bank accounts, accounts receivable, borrowings and accounts payable) except:

- interest in Olympus (while designated as an associate) – market ranges which these shares have been trading are disclosed in note 13.
- Interest in Bong Mieu royalty – the value of this asset cannot be reliably estimated due to its nature however the directors are confident that it's fair value is in excess of it's carrying value.

20. CONTRIBUTED EQUITY

	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
Balance at 1 April 2007	24,339,966	12,433,004	24,339,966	12,433,004
Exercise options at A$0.20 9,025 shares	-	2,120	-	2,120
Exercise options at A$0.20 21,562,213 shares	5,039,810	-	5,039,810	-
Issue of 10,000,000 shares at A$0 20	2,285,976	-	2,285,976	-
Issue of 833,333 shares at A$0.18	1,680,296	-	1,680,296	-
Issue of 25,000,000 shares at A$0.20	-	6,050,050	-	6,050,050
Issue of 8,992,606 shares at A$0.20 upon acquisition of subsidiary	-	2,124,287	-	2,124,287
Issue of 20,833,333 shares at A$0.18	-	4,252,275	-	4,252,275
Issue of 22,175,000 options, recorded at fair value	-	-	-	-
Issue of 150,000 options, recorded at fair value	-	9,075	-	9,075
Costs of share issues	-	(530,845)	-	(530,845)
Total Contributed Equity	33,346,048	24,339,966	33,346,048	24,339,966

The share capital of the Company has no par value and comprises 200,766,231 (Last Year 160,872,685) ordinary shares fully paid up.

All shares have equal voting rights and share equally in dividends and surplus on winding up.

21. RETAINED EARNINGS AND RESERVES

Retained Earnings before Minority Interest

	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
Balance at 1 April	(10,563,501)	(5,914,144)	(4,605,888)	(2,173,658)
Net Loss for the year attributable to the parent	(4,986,655)	(4,649,357)	(3,651,930)	(2,432,230)
Balance at 31 March	(15,550,156)	(10,563,501)	(8,257,818)	(4,605,888)

21. RETAINED EARNINGS AND RESERVES (Continued)

Other Reserves - Consolidated

	Foreign Currency Translation Reserve NZ$	Available for sale Investment Revaluation Reserve NZ$	Equity based Compensation Reserve NZ$	Total NZ$
Balance at 1 April 2006	(135,034)	-	313,355	178,321
Share based payment	-	-	-	-
Currency Translation differences	(369,547)	-	-	(369,547)
Balance at 1 April 2007	(504,581)	-	313,355	(191,226)
Share based payment	-	-	1,070,276	1,070,276
Transfer to expenditure on partial deemed disposal	90,303	-	-	90,303
Transfer on redesignation of investment in associate to available for sale investment	373,088	(373,088)	-	-
Currency translation differences	15,179	-	-	15,179
Net gains on available-for-sale-investment	-	8,577,655	-	8,577,655
Balance at 31 March 2008	(26,011)	8,204,567	1,383,631	9,562,187

Other Reserves - Parent

	Foreign Currency Translation Reserve NZ$	Available for sale Investment Revaluation Reserve NZ$	Equity based Compensation Reserve NZ$	Total NZ$
Balance at 1 April 2006	-	-	313,355	313,355
Share based payment	-	-	-	-
Currency translation differences	-	-	-	-
Balance at 1 April 2007	-	-	313,355	313,355
Share based payment	-	-	1,070,276	1,070,276
Currency translation differences	-	-	-	-
Net gains on available-for-sale-investment	-	1,183,714	-	1,183,714
Balance at 31 March 2008	-	1,183,714	1,383,631	2,567,345

Nature and Purpose of Reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and associates

Available-for-sale Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements in the fair value of available-for-sale-investments to the extent that they offset one another.

Equity based compensation reserve
The equity based compensation reserve is used to record the value of share based payments provided to directors, key management personnel and consultants as part of their remuneration.

22. CASH FLOW STATEMENT RECONCILIATION

	Consolidated 2008 $	Consolidated 2007 $	Parent 2008 $	Parent 2007 $
Reconciliation of Net Profit after Taxation with Cash from Operating Activities				
Net loss for the year before minority interest	(5,003,180)	(4,649,910)	(3,651,930)	(2,432,230)
Non Cash Items				
Depreciation	17,411	8,787	17,411	8,787
Amortisation	68,390	88,953	68,390	88,953
Exchange Variance	219,043	(149,438)	252,477	(76,935)
Imputed Interest	553,643	608,297	553,643	608,297
Share of loss of an associate	1,070,936	2,119,127	-	-
Foreign exchange recognised on partial disposition	90,303	-	-	-
Share based remuneration	1,070,276	9,075	1,070,277	9,075
	3,090,012	2,684,801	1,962,198	638,177
Items Classified as Financing or Investing Activities				
Costs of borrowings	-	164,844	-	164,844
Royalties	(20,235)	(25,811)	(20,235)	(25,811)
	(20,235)	139,033	(20,235)	139,033
Movement in Working Capital:				
Increase (decrease) in Accounts Payable	(149,471)	(66,541)	(175,983)	(67,094)
(Increase) decrease in Accounts Receivable	(67,688)	-	(89,870)	-
(Increase) decrease in Tax Refund Due	-	-	-	-
(Increase) decrease in Other current assets	19,020	(31,227)	18,270	(26,700)
	(198,139)	(97,768)	(247,583)	(93,794)
Net Cash flows from Operating Activities	(2,131,542)	(1,923,844)	(1,957,550)	(1,748,814)

23. RELATED PARTY DISCLOSURE

(a) Subsidiaries
The consolidated financial statements include the financial statements of Zedex Minerals Limited and the subsidiaries listed in the following table.

Name	Country of Incorporation	% Equity Interest 2008	% Equity Interest 2007	Investment ($) 2008	Investment ($) 2007
Binh Dinh New Zealand Gold Company Ltd	Vietnam	75%	-	-	-
GR Enmore Pty Ltd	Australia	100%	100%	2,067,287	2,067,287
North Borneo Gold Sdn I	Malaysia	50.05%	50.05%	1,768,411	1,753,642
				3,835,698	3,820,929

(b) Ultimate parent
Zedex Minerals Limited is the ultimate New Zealand parent entity and the ultimate parent of the Group.

23. RELATED PARTY DISCLOSURE (Continued)

(c) Key management personnel

Details relating to key management personnel, including remuneration paid, are included in note 24.

(d) Transactions with related parties

A law firm of which Mr J A G Seton is a principal has provided legal and office services for the Company. Payments for these services during the period were $40,152 (last year $107,206).

The Company employed Mr R J McElwee as a bookkeeper. Mr R J McElwee is related to Mr J A G Seton by marriage. Payments for these services during the period were $5,684 (last year $6,972).

A Trust of which Mr J A G Seton is a potential beneficiary purchased a second hand computer from the company during the year for the fair market value of $800.

(e) Loans to related parties

The Parent has advanced the following loans to subsidiary companies

	Parent	
	2008	2007
	$	$
GR Enmore Pty Ltd	1,692,577	1,439,061
North Borneo Gold Sdn Bhd	3,089,070	1,093,345
Binh Dinh New Zealand Gold Company Ltd	286,102	-
Total Loans to Subsidiary Companies	5,067,749	2,532,406

Parent Company loans to subsidiaries are unsecured and interest free.

The loan to North Borneo Gold Sdn Bhd may be repaid by issue of non voting preference shares.

The loan to GR Enmore Pty Ltd is repayable in cash once gold production has commenced.
The loan to Binh Dinh New Zealand Gold Company Ltd is repayable in cash at an agreed percentage of annual after tax profit once gold production has commenced.

All related party transactions are or have been on arm's length terms. No related party debts have been forgiven or written off during the period.

24. KEY MANAGEMENT PERSONNEL

Compensation for Key Management Personnel

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Short-term employee/contractor/director benefits	749,912	447,097	749,912	447,097
Post-employments benefits	-	-	-	-
Other long-term benefits	-	-	-	-
Termination benefits	-	-	-	-
Share-based payment	589,877	-	589,877	-
Total compensation	1,339,789	447,097	1,339,789	447,097

Directors' interests in share incentives
Share options held by members of the Board of Directors to purchase ordinary shares have the following expiry dates and exercise prices:

	Expiry Date	Exercise Price	Number 2008	Number 2007
2007	-	-	-	-
2008	15 June 2012	A$0.38	1,000,000	-
2008	30 April 2012	A$0.25	150,000	-
2008	15 June 2012	A$0.25	4,250,000	-
2008	30 June 2009	A$0.25	2,700,000	-

Each option entitles the holder to purchase one ordinary share in the Company. The options vested on issue and are non-transferable. The estimated fair value is calculated at the date of grant using the Black-Scholes option pricing model (assumptions – 6% interest rate, 75% volatility, discounted by 35% for marketability). The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

25. DIRECTORS' REMUNERATION

	Consolidated		Parent	
	2008 $	2007 $	2008 $	2007 $
Directors Fees	108,382	68,555	108,382	68,555

The directors were granted a total of 1,150,000 incentive options in June 2007, 1,000,000 of the incentive options are exercisable at A$0.38 on or before 30 April 2012 and 150,000 of the incentive options are exercisable at A$0.25 on or before 30 April 2012. The incentive options have a total estimated fair value of $93,938.

26. OPTIONS

The Company has the following options on issue:

- 57,207,379 options (Last year 62,594,592) exercisable by the holder at $A0.20 on or before 30 November 2008. During the year the Company issued 4,000,000 options pursuant to a capital raising.

- 4,250,000 incentive options (Last year 4,250,000) exercisable by the holder at A$0.25 on or before 30 June 2009 (Incentive Options). These Incentive Options were issued during the year ended 31 March 2006 to members of management / directors of the Company. The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 2,200,000 incentive options (Last year nil) exercisable by the holder at A$0.25 on or before 30 April 2012 (Incentive Options). The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 1,000,000 incentive options (Last year nil) exercisable by the holder at A$0.38 on or before 30 April 2012 (Incentive Options). These Incentive options were issued to directors of the Company. The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 250,000 incentive options (Last year nil) exercisable by the holder at A$0.40 on or before 30 April 2012 (Incentive Options). The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

- 5,100,000 incentive options (Last year nil) exercisable by the holder at A$0.25 on or before 15 June 2012 (Incentive Options). The fair value of these Incentive Options have been expensed over the vesting period and included in Other Reserves see note 21.

26. **OPTIONS (Continued)**

- nil lender options (Last year 22,175,000) exercisable by the holder at A$0.20 on or before 27 February 2008 (Lender Options). No Lender Options were issued during the year. The lender options were all exercised prior to the end of the financial year.

27. **SHARE BASED PAYMENTS**

(a) Recognised share-based payment expenses

The expense recognised for employees services received during the year is shown in the table

	Consolidated		Parent	
	2008	2007	2008	2007
	$	$	$	$
Expense arising from equity-settled share-based payment transactions	1,070,276	-	1,070,276	-
Expense arising from cash-settled share-based payment transactions	-	-	-	-
Total expense arising from share-based payment transactions	1,070,276	-	1,070,276	-

The Company has no formal share-based payment plan.

Summaries of options granted

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of, and movements in, share options issued during the year:

	2008 No.	2008 WAEP A$	2007 No.	2007 WAEP A$
Outstanding at the beginning of the year	4,250,000	0.25	4,250,000	0.25
Granted during the year	8,550,000	0.27	-	-
Exercised during the year	-	-	-	-
Expired during the year	-	-	-	-
Outstanding at the end of the year	12,800,000	0.26	4,250,000	0.25

The outstanding balance as at 31 March 2008 is represented by incentive options as detailed in note 26.

(d) Weighted average remaining contractual life

The weighted average remaining contractual life for the share options outstanding as at 31 March 2008 is 3.2 years (2007: 2.25 years).

(e) Range of exercise price

The range of exercise prices for options outstanding at the end of the year was A$0.25 – A$0.40 (2007 nil)

(f) Weighted average fair value

The weighted average fair value of options granted during the year was A$0.10 (2007 nil).

27. SHARE BASED PAYMENTS (Continued)

(g) Option pricing model

Equity-settled transactions
The fair value of the equity-settled share options granted is estimated as at the date of grant using the Black-Scholes-Merton model taking into account the terms and conditions upon which the instruments were granted.

The following table lists the inputs to the models used for the year ended 31 March 2008.

	Share Option 2008
Dividend yield (%)	-
Expected volatility (%)	75%
Risk-free interest rate (%)	6-6 88%
Expected life of options (years)	4.5
Option exercise price	0.25-0.40
Weighted average share price at measurement date ($)	0.29
Marketability Discount	35%
Model used	Black-Scholes

28. COMMITMENTS

There are no capital expenditure commitments at balance date.

There are no commitments under non-cancellable operating leases.

The Company has entered into a consultancy agreement with the Jura Trust to provide the services of John Seton as Executive Chairman of the Company. The fee payable is A$150,000 per annum plus out of pocket expenses.

The Company has entered into a consultancy agreement with the Lloyd Beaumont Trust to provide the services of Paul Seton to undertake all functions, duties, role and authorities which the company would require of a person engaged as Managing Director of the Company. The fee payable to the Lloyd Beaumont Trust is A$240,000 per annum plus out of pocket expenses.

29. EVENTS AFTER THE BALANCE SHEET DATE

In May 2007 the company announced a placement of 13,333,334 ordinary shares to be issued at a price of A$0 15 per share and 3,000,000 options exercisable at A$0.20 and expiring 30 November 2008 By 25 June 2008 the placement had been 52% completed. The placement closes mid July 2008.

30. AUDITORS REMUNERATION

The auditor of Zedex Minerals Limited is Ernst & Young

Amounts received or due and receivable by Ernst & Young (New Zealand) for:

	Consolidated		Parent	
	2008 $	2007 $	2008 $	2007 $
Audit and review of the financial statements	78,000	51,095	78,000	51,095
Other services	19,094	-	19,094	-
	97,094	51,095	97,094	51,095

31. IMPACT OF ADOPTION OF NZ IFRS

The impacts of adopting NZ IFRS on the total equity and profit after tax as reported under previous New Zealand Generally Accepted Accounting Practice (NZ GAAP) are illustrated below.

Reconciliation of Total Equity as Presented Under Previous NZ GAAP to that Under NZ IFRS

		Consolidated		Parent	
		2006 NZ$	2007 NZ$	2006 NZ$	2007 NZ$
Total Equity under previous NZ GAAP		6,882,756	14,043,997	10,572,701	20,047,433
Adjustments to retained earnings (net of tax)					
Recognition of share based payments	(a)	(313,355)	(313,355)	(313,355)	(313,355)
Adjustments to other reserves					
Recognition of share based payments	(a)	313,355	313,355	313,355	313,355
Adjustment to equity accounted investment for share based payments	(b)	(185,575)	(302,766)	-	-
Share of adjustment to Exploration & Evaluation expenditure	(c)	-	(155,439)	-	-
Minority share of loss		-	(553)	-	-
Equity under NZ IFRS		6,697,181	13,585,239	10,572,701	20,047,433

Reconciliation of Profit After Tax Under Previous NZ GAAP to that Under NZ IFRS

		Consolidated Mar-07	Parent Mar-07
Prior year deficit after tax as previously reported		4,392,232	2,432,230
NZ GAAP to NZ IFRS transition adjustments:			
Share of loss in associates adjusted for share-based payments	(b)	117,190	-
Adjustment Foreign Currency Translation Reserve	(d)	(15,503)	-
Adjustment to Exploration & Evaluation expenditure	(c)	155,991	-
Minority share of loss		(553)	-
Prior year deficit after tax under NZ IFRS		4,649,357	2,432,230

a) Share based payment costs to employees, contractors and directors are charged to the income statement under NZ IFRS 2 'Share-based payment', but were not recognised under previous NZ GAAP. This has caused an increase in the loss for the year. It further results in an equity reserve for share based payments.

b) An adjustment to the investment in associates was made for share based payments. These amounts were added back under NZ GAAP for the purposes of determining the Company's share of associate's loss as it was the Company's accounting policy under previously applied NZ GAAP not to expense such share-based payment costs. From the date of transition to NZ IFRS the Company applied NZ IFRS 2 "Share-based payments" and recalculated its share of associate's loss as was initially reported by the associate.

c) Exploration and evaluation expenditure has been adjusted for administrative expenditure which is under NZ IFRS expensed in the period in which it occurs.

d) An adjustment to the foreign currency translation reserve was made for the exchange differences arising on the retranslation of Assets and Liabilities held in controlled foreign entities in line with IAS 21.

There are no material differences between the cash flow statement presented under NZ IFRS and the cash flow statement presented under previous NZ GAAP

ZEDEX MINERALS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2008

ZEDEX MINERALS LIMITED
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

	Notes	Consolidated Unaudited 30 SEPTEMBER 2008 NZ$	Unaudited 30 SEPTEMBER 2007 NZ$
REVENUE			
Interest earned		10,090	51,775
Royalty revenue		113,119	117,741
		123,209	169,516
Less EXPENSES			
Amortisation		37,105	117,741
Audit fees		36,450	32,000
Depreciation		14,243	7,640
Directors fees		76,991	4,655
Impairment of Exploration & Evaluation Expenditure	9	4,352,487	-
Foreign exchange (gain)/Loss		(425,905)	137,715
Field Operating Costs		116,973	148,612
Finance costs		1,744	523,050
Rent		8,431	6,100
Consulting fees		309,023	237,197
Legal fees		83,512	5,669
Share based payments		202,643	720,511
Share of Loss of an Associate	8	371,144	860,961
Other expenses		356,336	409,224
		5,541,177	3,211,075
Loss Before Tax		(5,417,968)	(3,041,559)
Income Tax Expense		-	-
Net Loss for the Period		(5,417,968)	(3,041,559)
EARNINGS PER SHARE FOR LOSS ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE PARENT			
Basic earnings per share (cents)		-2.50	-1.77
Diluted earnings per share (cents)		-2.50	-1.77

The above interim consolidated income statement should be read in conjunction with the accompanying notes.

ZEDEX MINERALS LIMITED
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2008

	Notes	Consolidated		
		Unaudited As at 30 SEPTEMBER 2008 NZ$	Audited As at 31 MARCH 2008 NZ$	Unaudited As at 30 SEPTEMBER 2007 NZ$
EQUITY				
Equity attributable to equity holders of the parent				
Contributed Equity	2	45,194,479	33,346,048	26,286,158
Retained Earnings (Deficit)		(20,968,124)	(15,550,156)	(13,588,535)
Other Reserves	3	2,196,107	9,562,187	16,679,183
TOTAL EQUITY		26,422,462	27,358,079	29,376,806
Represented by				
CURRENT ASSETS				
Cash		266,332	737,577	1,837,258
Receivables		74,182	225,651	18,917
Other assets		36,674	39,252	20,053
		377,188	1,002,480	1,876,228
NON CURRENT ASSETS				
Property, plant and equipment		173,234	146,408	70,917
Exploration and Evaluation Expenditure	9	6,871,664	9,049,944	7,208,546
Available-for-sale investment		-	15,229,231	22,958,403
Investment in Associate		17,459,059	-	-
Other assets		64,201	62,612	63,107
Intangible Asset – Royalty Agreement		2,441,215	2,478,320	2,428,968
		27,009,373	26,966,515	32,729,941
Total Assets		27,386,561	27,968,995	34,606,169
Less CURRENT LIABILITIES				
Trade and Other Payables		604,077	610,916	378,288
Interest-bearing Borrowings	7	360,022	-	4,851,075
Total Current Liabilities		964,099	610,916	5,229,363
NET ASSETS		26,422,462	27,358,079	29,376,806

The above interim consolidated balance sheet should be read in conjunction with the accompanying notes.

ZEDEX MINERALS LIMITED
INTERIM CONDENSED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

	Notes	Consolidated Unaudited 30 SEPTEMBER 2008 NZ$	Unaudited 30 SEPTEMBER 2007 NZ$
Cash flows From Operating Activities			
Cash was provided from:			
Royalty Received		106,234	125,300
Tax Refund		-	603
Interest Received		10,090	51,775
		116,324	177,678
Cash was distributed to:			
Payments to Suppliers		(582,680)	(845,225)
Interest Paid		(17)	(207,714)
		(582,697)	(1,052,939)
Net cash flows operating activities	10	(466,373)	(875,261)
Cash flows From Investing Activities			
Cash was provided from:			
Refund of Deposits/Bonds		-	60,439
		-	60,439
Cash was applied to:			
Payments of Exploration and Evaluation expenditure		(2,050,157)	(1,251,947)
Purchase of plant and equipment		-	(44,648)
		(2,050,157)	(1,296,595)
Net cash flows used in investing Activities		(2,050,157)	(1,236,156)
Cash flows from Financing Activities			
Cash was provided from:			
Issue of Share Capital		1,787,200	64,486
Borrowings		358,295	-
		2,145,495	64,486
Cash was applied to:			
Costs of issue of Share Capital		(101,384)	-
		(101,384)	-
Net cash flows from financing Activities		2,044,111	64,486
Effect of exchange rate changes on cash		1,174	(14,365)
Net decrease in Cash Held		(471,245)	(2,061,296)
Cash at the beginning of the financial period		737,577	3,898,554
Cash at the end of the financial period		266,332	1,837,258

The above interim consolidated cash flow statement should be read in conjunction with the accompanying notes

ZEDEX MINERALS LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

CONSOLIDATED	Contributed Equity	Retained Deficit	Other Reserves	Total Equity
At 31 March 2008	33,346,048	(15,550,156)	9,562,167	27,358,079
Currency translation differences			(7,078)	(7,078)
Net loss on available-for-sale-investments			(7,605,759)	(7,605,759)
Total income and expense for the period recognised directly in equity	-	-	(7,612,837)	(7,612,837)
Total recognised income and expense for the period		(5,417,968)		(5,417,968)
Total expense for the period	-	(5,417,968)	(7,612,837)	(13,030,805)
Share Capital Issued	11,848,431			11,848,431
Options Issued			44,114	44,114
Cost of Share based payments	-		202,643	202,643
At 30 Sept 2008 (Unaudited)	45,194,479	(20,968,124)	2,196,107	26,422,462
At 31 March 2007	24,339,966	(10,546,976)	(191,226)	13,601,764
Currency translation differences			475,034	475,034
Net gain on available-for-sale-investments			15,674,864	15,674,864
Total income and expense for the period recognised directly in equity	-	-	16,149,898	16,149,898
Total recognised income and expense for the period		(3,041,559)		(3,041,559)
Total expense for the period	-	(3,041,559)	16,149,898	13,108,339
Share Capital Issued	1,946,192			1,946,192
Cost of share based payments			720,511	720,511
At 30 Sept 2007 (Unaudited)	26,286,158	(13,588,535)	16,679,183	29,376,806

The above interim consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

1. STATEMENT OF ACCOUNTING POLICIES

REPORTING ENTITY

Zedex Minerals Limited is a company registered under the New Zealand Companies Act 1993. The Group consists of Zedex Minerals Limited and its subsidiaries.

BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) Basis of Preparation

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and NZIAS34 Interim Financial Reporting.

The financial statements are presented in New Zealand dollars.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 March 2008 and considered together with any public announcements made by Zedex Minerals Ltd relating to the half year ended 30 September 2008 in accordance with continuous disclosure obligations of the ASX listing rules.

(b) Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 March 2008.

2. CONTRIBUTED EQUITY

	Number	NZ$
Balance at 31 March 2008	200,768,231	33,346,048
Exercise options at AU$0.20	19,583	4,752
Share Placement at AU$0.15 (Net of costs)	9,434,999	1,680,260
Shares issued on acquisition of Investment in Associate	66,253,496	10,163,419
At 30 September 2008	276,476,309	45,194,479
At 31 March 2007	160,872,685	24,339,966
Exercise options at AU$0.20	1,183,099	265,896
Share Placement at AU$0.18	8,333,333	1,680,296
At 30 September 2007	170,389,117	26,286,158

The capital of the Company comprises 276,476,309 (30 September 2007: 170,389,117) ordinary shares fully paid up.

All shares have equal voting rights and share equally in dividends and surplus on winding up.

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

2. CONTRIBUTED EQUITY (Continued)

OPTIONS

The Company has the following options on issue at 30 September 2008:

Number	Type	Exercise Price	Expiry Date	Granted	Issued to
4,250,000	Incentive Options	A$0.25	30 June 2009	31 March 2006	Members of management/directors
2,200,000	Staff Options	A$0.25	30 April 2012	15 June 2007	Members of staff
5,100,000	Incentive Options	A$0.25	15 June 2012	15 June 2007	Members of management/directors
1,000,000	Director Options	A$0.38	30 April 2012	15 June 2007	Directors
250,000	Incentive Options	A$0.40	30 April 2012	20 Sept 2007	Members of management
17,160,770	Investor Options	A$0.40	28 August 2009	25 August 2006	Investors pursuant to the Company entering into an agreement to exchange investment warrants in Olympus Pacific Minerals Inc for Company options
59,310,671	Options	A$0.20	30 November 2008	Various Dates	Investors pursuant to capital raisings and to various service providers.

During the six month period 19,583 of the November 2008 options have been exercised. Subsequent to the period end the November 2008 options have expired without being exercised.

3. OTHER RESERVES

(A) Other Reserves

	Foreign Currency Translation Reserve NZ$	Available-for-Sale Reserve NZ$	Equity based Compensation Reserve NZ$	Total NZ$
Balance at 1 April 2008	(26,011)	8,204,567	1,383,631	9,562,187
Cost of share based payments	-	-	202,643	202,643
Options issued	-	-	44,114	44,114
Currency translation differences	(7,078)	-	-	(7,078)
Net loss on available-for-sale-investment	-	(7,605,759)	-	(7,605,759)
Balance at 30 September 2008	(33,089)	598,808	1,630,388	2,196,107

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

3. OTHER RESERVES (Continued)

	Foreign Currency Translation Reserve NZ$	Net Unrealised Gains Reserve NZ$	Equity based Compensation Reserve NZ$	Total NZ$
Balance at 1 April 2007	(504,581)	-	313,355	(191,226)
Share based payment	-	-	720,511	720,511
Currency translation differences	475,034	-	-	475,034
Net gains on available-for-sale-investment	-	15,674,864	-	15,674,864
Balance at 30 September 2007	(29,547)	15,674,864	1,033,866	16,679,183

(B) Nature and Purpose of Reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Available-for-sale reserve
The available-for-sale reserve is used to record increments and decrements in the fair value of available-for-sale-investments to the extent that they offset one another.

Equity based compensation reserve
The equity based compensation reserve is used to record the value of share based payments provided to directors, key management personnel and consultants as part of their remuneration.

4. RELATED PARTIES

Transactions with key management personnel
Trusts of which Mr P F Seton and Mr J A G Seton are potential beneficiaries have provided consulting services and loans to the company. Payments for the consulting services services during the period were $236,682 (period ended 30 September 2007 $222,291, Year ended 31 March 2008 $401,939). Payments for interest on the loans were $785 (period ended 30 September 2007 $Nil, Year ended 31 March 2008 $Nil). At 30 September 2008 the company had debt of A$100,000 owed to a Trust in which Mr J A G Seton is a potential beneficiary.(period ended 30 September 2007 $Nil, Year ended 31 March 2008 $Nil)

Key management personnel did not receive compensation in the form of new equity compensation benefits during the half year ended 30 September 2008, but the effect from prior year options issued amounts to $201,127 (half year ended 30 September 2007: NZ$387,216, Year ended 31 March 2008 $589,877). Costs for the six months related to previously issued options.
Total remuneration is included in "Directors fees", "Consulting fees" and "Share based payments".

Other Transactions
Other than as indicated elsewhere in this report, the Company has the following related party transactions:
The Company is entitled to a royalty of 2% of Olympus' share of production at the Bong Mieu project. The Company received royalties totalling $113,119 for the six month

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

4. RELATED PARTIES (Continued)

period ended 30 September 2008 (half year ended 30 September 2007: NZ$117,741, year ended 31 March 2008 $205,635).

5. SEGMENT INFORMATION

The Company operates predominantly in two industries – Investment and Mineral Exploration, and in two geographical segments – Australia and Asia.

	Mineral Exploration		Investment		Total	
	Sept 2008 NZ$	Sept 2007 NZ$	Sept 2008 NZ$	Sept 2007 NZ$	Sept 2008 NZ$	Sept 2007 NZ$
Industry Segments						
Segment revenue	10,090	51,775	113,119	117,741	123,209	169,516
Unallocated revenue					-	-
Total revenue					123,209	169,516
Segment result	(4,352,487)	-	-	-	(4,352,487)	-
Unallocated corporate expenses (net)					(817,546)	(2,350,114)
Share of loss of associate					(371,144)	(860,961)
Net Loss before income tax expense					(5,417,968)	(3,041,559)
Segment assets	6,871,664	7,208,545	19,900,274	25,434,050	26,771,938	32,642,595
Unallocated assets					614,623	1,963,574
Total assets					27,386,561	34,606,169

	Australia		South East Asia		Total	
	Sept 2008 NZ$	Sept 2007 NZ$	Sept 2008 NZ$	Sept 2007 NZ$	Sept 2008 NZ$	Sept 2007 NZ$
Geographical Segments						
Segment revenue						
Unallocated revenue					123,209	169,516
Total revenue					123,209	169,516
Segment result	(3,839,840)	-	(586,463)	(153,316)	(4,426,303)	(153,316)
Unallocated corporate expenses (net)					(743,730)	(2,196,796)
Share of loss of associate					(371,144)	(860,961)
Net Loss before income tax expense					(5,417,966)	(3,041,559)
Segment assets	-	3,744,874	26,771,938	26,710,399	26,771,938	30,455,273
Unallocated assets					614,623	4,150,896
Total assets					27,386,561	34,606,169

6. COMMITMENTS

There were no capital expenditure commitments at balance date.

There are no commitments under non-cancellable operating leases.

In November 2006, the Company entered into an agreement to acquire an interest in the Bau Gold Project. The Company is required to:

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

6. COMMITMENTS (Continued)

- Make a cash payment of US$500,000 to the joint venture partner group upon the Jugan gold deposit mine achieving 75% of the maximum rated capacity of the plant;
- Make a cash payment of US$500,000 to the joint venture partner group six months after the Jugan gold deposit mine achieves 75% of the maximum rated capacity of the plant (provided the mine has operated continuously at or above that capacity for the period);
- fund exploration activities through to completion of a feasibility study.

The Company has entered into a consultancy agreement with the Jura Trust to provide the services of John Seton as Executive Chairman of the Company. The fee payable is A$150,000 per annum plus out of pocket expenses.

The Company has entered into a consultancy agreement with the Lloyd Beaumont Trust to provide the services of Paul Seton to undertake all functions, duties, role and authorities which the company would require of a person engaged as Managing Director of the Company. The fee payable to the Lloyd Beaumont Trust is A$240,000 per annum plus out of pocket expenses.

The Company has entered into term sheets to purchase further shares in Olympus Pacific Minerals Inc. (See note 8).

7. GOING CONCERN AND FUNDING

The Company is currently cash constrained and has current liabilities in excess of current assets. Ongoing business cashflows are currently being funded by short term debt.

During the six month period short term debt funding of A$300,000 was received from Hamilton Gulf Limited, having a repayment date of 9 March 2009 and interest due monthly at a rate of 12% p.a. This is secured over the Company's Bong Mieu royalty agreement. Post period end the facility has been extended to provide additional funding of A$500,000 under the same terms. Management is currently talking to a number of parties in reference to securing of future funding lines. In the interim, exploration and other costs have been scaled down to minimize cash outflow.

While management is optimistic that further funding lines (either debt or equity) will be in place by the current contracted debt repayment date of 9 March 2009, when considering the going concern assumption the Directors have considered the following possible courses of action should this not be the case:

- further reduction of operating cash outflows
- potential extension of the term and/or amount of the Hamilton Gulf facility
- sale of the Bong Mieu royalty agreement
- sale of part of the Olympus shareholding (current quoted market value is approximately CDN$3.8 million, NZ$5.5 million)

Having considered the above factors, the Directors believe adoption of the going concern assumption is appropriate.

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

7. GOING CONCERN AND FUNDING (Continued)

If the group were unable to continue in operational existence, adjustments would have to be made to reflect the situation that assets may need to be realized other than in the normal course of business and at amounts which could differ significantly from the amounts which are currently recorded in the balance sheet. In addition, liabilities may need to be recognized for costs associated with the realization process.

The income statement and balance sheet of the Group do not include any adjustments that would result should financial support not continue.

8. INVESTMENTS

Zedex Minerals Limited holds 64,523,597 (31 March 2008 31,356,849) ordinary shares in the capital of Olympus Pacific Minerals Inc ("Olympus"), a Toronto, Canada listed company. Olympus is a mining company with mining interests in Vietnam and Philippines. The board of Olympus consists of five directors. Zedex has the right to nominate, but not appoint, two directors to the Olympus Board and currently has one director on that Board. Zedex's holding amounts to a 28% (31 March 2008 13.5%) interest in Olympus. The Group's investment in Olympus Pacific Minerals Inc. was accounted for using the equity method of accounting until 29 June 2007, at which time the groups interest was diluted to 13.5%, and from that date the investment was classified as an available-for-sale investment and was measured at fair value with changes in fair value being recognised as a separate component of equity.

On 25 August 2008 the shareholders of the Company agreed to the increase in holding of Olympus by way of share swap. From that time the equity method of accounting was used. Prior to 30 September, share swaps were completed to purchase 33,126,748 shares in Olympus Pacific Minerals Inc(14.25%) by the issue of 66,253,496 shares in Zedex Minerals Ltd. In addition 8,580,385 Olympus Pacific Minerals Inc warrants were purchased by the issue of 17,160,770 Zedex 2009 Options. Zedex has signed term sheets to purchase a further 7,361,527 shares in Olympus (3.17%) in exchange for the issue of 14,723,054 shares in Zedex and a further 692,310 warrants in Olympus in exchange for the issue of 1,394,620 Zedex 2009 Options. All purchases completed prior to 30 September 2008 have been recorded at values determined directly by reference to quoted Zedex share prices.
As required by NZ IAS 28 and NZ IFRS 3, the Company is considering the amount of its share of the net fair value of Olympus identifiable assets, liabilities and contingent liabilities. Any difference between this amount and the cost of the investment will constitute goodwill (included in the investments carrying amount) or, if negative, a discount on acquisition to be recorded in income. The directors expect this process to be finalised prior to 31 March 2009, taking into account Olympus Pacific Minerals Inc 31 December 2008 audited financial position.

9. IMPAIRMENT OF EXPLORATION AND EVALUATION EXPENDITURE

During the six month period the Company has decided not to pursue further exploration activity of its GR Enmore, Na Pai and Laos sites. As a result all cumulative exploration and evaluation amounts previously capitalized in relation to these sites have been fully expensed.

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2008

10. CASH FLOW STATEMENT RECONCILIATION

	Consolidated	
	30 SEPTEMBER 2008 NZ$	30 SEPTEMBER 2007 NZ$
Reconciliation of Net Loss after Taxation with Cash from Operating Activities		
Net Loss for the period before Minority interest	(5,417,968)	(3,041,559)
Non Cash Items		
Depreciation	14,243	7,640
Amortisation	37,105	117,741
Foreign Exchange (Gain)/Loss	(425,905)	145,855
Share of loss of an associate	371,144	860,961
Stock-based compensation	202,643	720,511
Impairment of Exploration & Evaluation expenditure	4,352,487	-
Imputed interest	-	312,201
	(866,251)	(876,650)
Movement in Working Capital	399,878	1,389
Net Cash flows from Operating Activities	(466,373)	(875,261)

11. SIGNIFICANT EVENTS AFTER BALANCE DATE

Other than as disclosed in note 2 and note 7 there have been no significant events after balance date.

ZEDEX MINERALS
LIMITED

UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

30 SEPTEMBER 2009

ZEDEX MINERALS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

	Notes	Consolidated Unaudited 30 SEPTEMBER 2009 NZ$	Unaudited 30 SEPTEMBER 2008 (As Restated) NZ$
REVENUE			
Interest earned		3,759	10,090
Royalty revenue		92,601	113,119
		96,360	123,209
Less EXPENSES			
Amortisation		30,867	37,105
Audit fees		42,500	36,450
Depreciation		11,361	14,243
Directors fees		42,490	76,991
Impairment of Exploration & Evaluation Expenditure	9	23,104	4,352,487
Foreign exchange loss/(gain)		1,378,784	(425,905)
Field Operating Costs		97,418	116,973
Finance costs		115,894	1,744
Rent		4,800	8,431
Consulting fees		171,991	309,023
Legal fees		20,548	83,512
Share based payments		45,364	202,643
Share of Loss of an Associate	8	2,118,726	371,144
Loss on Partial Disposal of Investment		1,037,555	-
Gain on investment recognised at acquisition	8	-	(8,801,740)
Other expenses		180,813	356,336
		5,322,215	(3,260,563)
(Loss)/Profit Before Tax		(5,225,855)	3,383,772
Income Tax Expense		-	-
Net (Loss)/Profit for the Period		(5,225,855)	3,383,772
OTHER COMPREHENSIVE INCOME			
Net Loss on available for sale investment		-	(7,605,759)
Foreign Currency Translation (loss)/gain		(3,826,624)	1,101,229
Other Comprehensive Income For the period		(3,826,624)	(6,504,530)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(9,052,479)	(3,120,758)
EARNINGS PER SHARE FOR (LOSS)/PROFIT ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE PARENT			
Basic earnings per share (cents)		-1.82	1.57
Diluted earnings per share (cents)		-1 82	1 57

The above interim condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

ZEDEX MINERALS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2009

	Notes	Consolidated		
		Unaudited As at 30 SEPTEMBER 2009 NZ$	Audited As at 31 MARCH 2009 NZ$ (As Restated)	Unaudited As at 30 SEPTEMBER 2008 NZ$ (As Restated)
EQUITY				
Equity attributable to equity holders of the parent				
Contributed Equity		45,788,576	45,702,190	45,238,593
Retained Deficit		(19,222,414)	(13,996,559)	(12,166,384)
Other Reserves	3	3,032,682	6,813,942	3,260,300
TOTAL EQUITY		29,598,844	38,519,573	36,332,509
Represented by				
CURRENT ASSETS				
Cash		223,990	478,665	266,332
Receivables		66,090	69,749	74,182
Other assets		45,643	38,383	36,674
		335,723	586,797	377,188
NON CURRENT ASSETS				
Property, plant and equipment		120,897	143,931	173,234
Exploration and Evaluation Expenditure	9	7,013,378	8,052,156	6,871,664
Investment in Associate		21,399,220	29,580,666	27,369,106
Other assets		65,167	64,843	64,201
Intangible Asset – Royalty Agreement		2,382,084	2,412,951	2,441,215
		30,980,746	40,254,547	36,919,420
Total Assets		31,316,469	40,841,344	37,296,608
Less CURRENT LIABILITIES				
Trade and Other Payables		797,956	1,005,555	604,077
Interest-bearing Borrowings	7	919,669	1,316,216	360,022
Total Current Liabilities		1,717,625	2,321,771	964,099
NET ASSETS		29,598,844	38,519,573	36,332,509

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

ZEDEX MINERALS LIMITED
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

	Notes	Consolidated Unaudited 30 SEPTEMBER 2009 NZ$	Unaudited 30 SEPTEMBER 2008 NZ$
Cash flows From Operating Activities			
Cash was provided from:			
Royalty Received		87,174	106,234
Tax Refund		-	-
Interest Received		3,759	10,090
		90,933	116,324
Cash was distributed to:			
Payments to Suppliers		(769,593)	(582,680)
Interest Paid		(62,714)	(17)
		(832,307)	(582,697)
Net cash flows used in operating activities	10	(741,373)	(466,373)
Cash flows From Investing Activities			
Cash was provided from:			
Partial Sale of Investment		1,110,339	-
		1,110,339	-
Cash was applied to:			
Payments of Exploration and Evaluation expenditure		(129,644)	(2,050,157)
Purchase of plant and equipment		(4,416)	-
		(134,060)	(2,050,157)
Net cash flows from/(used in) investing Activities		976,279	(2,050,157)
Cash flows from Financing Activities			
Cash was provided from:			
Issue of Share Capital		-	1,787,200
Borrowings		-	358,295
		-	2,145,495
Cash was applied to:			
Costs of issue of Share Capital		-	(101,384)
Repayment of Borrowings		(411,119)	-
		(411,119)	(101,384)
Net cash flows from financing Activities		(411,119)	2,044,111
Effect of exchange rate changes on cash		(78,462)	1,174
Net decrease in Cash Held		(254,675)	(471,245)
Cash at the beginning of the financial period		478,665	737,577
Cash at the end of the financial period		223,990	266,332

The above interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

ZEDEX MINERALS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

CONSOLIDATED	Contributed Equity	Retained Deficit	Foreign Currency Translation Reserve	Available for sale Reserve	Equity Based Compensation Reserve	Total Equity
At 31 March 2009 (as restated)	45,702,190	(13,996,559)	4.512.358	598.808	1.702.776	38,519,573
Loss for the period		(5.225.865)		-		(5.489.881)
Other Comprehensive Loss			(3,826,624)	-		(3.826,624)
Total Comprehensive loss for the half-year	-	(5,225,865)	(3.826.624)	-		(9,316.505)
Share Capital Issued	86,386			-		86.387
Share based payments	-			-	45.384	309,390
At 30 Sept 2009 (Unaudited)	45,788,576	(19,222,414)	685,734	598.808	1,748,140	29,508,844
At 31 March 2008	33.346,048	(15,550,156)	(26.011)	8,204.567	1.383,631	27,358,079
Profit for the period (as restated)		3.383.772	-			3.383.772
Other comprehensive income/(loss) (as restated)			1,101,229	(7,605,759)		(6,504,530)
Total Comprehensive profit/(loss) for the half-year	-	3,383.772	1,101,289	(7.605.759)		(3,120.758)
Share Capital Issued	11.848,431					11.848,431
Options Issued	44,114					44.114
Cost of share based payments					202,643	202,643
At 30 Sept 2008 (Unaudited) (as restated)	45,238,593	(12,168,384)	1,075,218	598.808	1,586,224	36,332,509

The above interim consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

1. STATEMENT OF ACCOUNTING POLICIES

REPORTING ENTITY

Zedex Minerals Limited is a company registered under the New Zealand Companies Act 1993. The Group consists of Zedex Minerals Limited and its subsidiaries.

BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a) Basis of Preparation

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and NZ IAS 34 Interim Financial Reporting.

The financial statements are presented in New Zealand dollars.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 March 2009 and considered together with any public announcements made by Zedex Minerals Limited relating to the half-year ended 30 September 2009 in accordance with continuous disclosure obligations of the ASX listing rules.

(b) New Accounting Standards and Interpretations

Other than changes made for new and amended accounting standards, the same accounting policies and methods of computation are followed in the interim financial statements as compared with the annual financial statements for 31 March 2009.

(i) Changes in accounting policy and disclosures.

The Group has adopted the following new and amended Standards and Interpretations as of 1 April 2009.

- NZ IFRS 7 *Financial Instruments: Disclosures effective 1 January 2009*
- NZ IFRS 8 *Operating Segments effective 1 January 2009*
- NZ IAS 1 *Presentation of Financial Statements (revised 2007) effective 1 January 2009*

The adoption of these standards did not have a material impact on the financial statements of the Group.

NZ IFRS 8 Operating Segments

NZ IFRS 8 replaced NZ IAS 14 *Segment Reporting* upon its effective date. NZ IFRS 8 disclosures are shown in note 5.

NZ IAS 1 Presentation of Financial Statements

The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity and included in the new statement of comprehensive income. The statement of comprehensive income presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group has elected to present one statement.

(ii) Accounting Standards and Interpretations issued but not yet effective.

The Group has not elected to early adopt any other new Standards or amendments that are issued by not yet effective.

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

2. CONTRIBUTED EQUITY

	Number	NZ$
Balance at 31 March 2009	286,026,569	45,702,190
Shares Issued in settlement of a debt	1,131,404	71,092
Shares issued on acquisition of Investment in Associate	310,000	15,294
At 30 September 2009	287,467,973	45,788,576
Balance at 31 March 2008	200,768,231	33,346,048
Exercise options at AU$0.20	19,583	4,752
Share Placement at AU$0.15 (Net of costs)	9,434,999	1,680,260
Shares issued on acquisition of Investment in Associate	66,253,496	10,163,419
At 30 September 2008	276,476,309	45,194,479

The capital of the Company comprises 287,467,973 (31 March 2009: 286,026,569, 30 September 2008: 276,476,309) ordinary shares fully paid up.

All shares have equal voting rights and share equally in dividends and surplus on winding up.

OPTIONS

The Company has the following options approved or on issue at 30 September 2009:

Number	Type	Exercise Price	Expiry Date	Granted	Issued to
2,200,000	Staff Options	A$0.25	30 April 2012	15 June 2007	Members of staff
5,100,000	Incentive Options	A$0.25	15 June 2012	15 June 2007	Members of management/directors
1,000,000	Director Options	A$0.38	30 April 2012	15 June 2007	Directors
250,000	Incentive Options	A$0.40	30 April 2012	20 Sept 2007	Members of management
8,000,000*	Incentive Options	A$0.20	29 Sept 2011	29 Sept 2009	Members of management/directors
8,000,000*	Incentive Options	A$0.35	28 Sept 2013	29 Sept 2009	Members of management/directors

* The issue of these options was approved at the 29 September 2009 Annual General Meeting of Shareholders, however only 2,000,000 have been issued subsequent to balance date Directors have elected not to take up the remaining options and so these will not be issued

3. OTHER RESERVES

Nature and Purpose of Reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and associates.

Available for sale reserve
The available-for-sale reserve is used to record increments and decrements in the fair value of available-for-sale-investments to the extent that they offset one another.

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

3. OTHER RESERVES (Continued)

Equity based compensation reserve
The equity based compensation reserve is used to record the value of share based payments provided to directors, key management personnel and consultants as part of their remuneration.

4. RELATED PARTIES

Transactions with key management personnel
Trusts of which Mr P F Seton and Mr J A G Seton are potential beneficiaries have provided consulting services and loans to the company. Payments and accruals for the consulting services during the period were $158,708 (period ended 30 September 2008 $228,682, Year ended 31 March 2009 $512,572). Payments and accruals for interest on the loans were $63,217 (period ended 30 September 2008 $785, Year ended 31 March 2009 $42,378).

Key management personnel were approved by shareholder agreement the issue of 14,000,000 options to acquire shares in the form of new equity compensation benefits during the half year ended 30 September 2009, valued at $231,449, however subsequent to 30 September 2009 the directors elected not to take up those options and they were never issued. The effect from prior year options issued amounts to $44,335 (half year ended 30 September 2008:NZ$201,127, Year ended 31 March 2009 $317,629).
Total remuneration is included in "Directors fees", "Consulting fees" and 'Share based payments".

The Company received loan funds from Hamilton Gulf Limited, a company to which trusts associated with Mr J A G Seton and Mr P F Seton have advanced funds. The loan incurs interest at a rate of 12% per annum and is repayable on or before 31 December 2009. (See Note 7)

Other Transactions
Other than as indicated elsewhere in this report, the Company has the following related party transactions:
The Company is entitled to a royalty of 2% of Olympus' share of production at the Bong Mieu project. The Company received royalties totalling $92,601 for the six month period ended 30 September 2009 (half year ended 30 September 2008:NZ$113,119, year ended 31 March 2009 $196,106).

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

5. SEGMENT INFORMATION

The Group's segment reporting format is by business activity, the group operates predominantly in two industries – Investment and Mineral Exploration. The Group further reports mineral exploration by joint venture operation. These are located in Australia (exploration activity in that country has currently ceased), Malaysia and Vietnam.

The operating businesses are organised and managed separately according to the joint venture arrangements under agreements in each location.

The following table presents revenue and expenditure information and certain asset and liability information regarding business segments for the half-years ended 30 September 2009 and 30 September 2008.

	Mineral Exploration Australia		Mineral Exploration Malaysia		Mineral Exploration Vietnam		Investment		Total	
	Sep-09	Sep-08	Sep-09	Sep-08	Sep-09	Sep-08	Sep-09	Sep-08	Sep-09	Sep-08
	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$	NZ$
Industry Segments										
Segment revenue							92.501 -	- 113.110	92.601 -	- 113.119
Unallocated revenue							-	-	3.759	10.090
Total revenue									96.360	123.209
Segment result	-23.104	-3.839.840	-85.119	-69.735	-1	-4.081	- 4.193.838	8.430.596	- 4 305.059	4 516.840
Unallocated corporate expenses									- 1,017,156	- 1,258,377
(Loss)/Profit before tax expense									- 5,225,055	3,383,772
Segment assets			6 241.118	8.101.139	772.260	770.526	23.781 304	29.810.321	30.784.682	36.681 965
Unallocated assets									521 787	614.623
Total assets									31.306,469	37.296 588

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

6. COMMITMENTS

There were no capital expenditure commitments at balance date.

There are no commitments under non-cancellable operating leases.

In November 2006, the Company entered into an agreement to acquire an interest in the Bau Gold Project. The Company is required to:

- Make a cash payment of US$500,000 to the joint venture partner group upon the Jugan gold deposit mine achieving 75% of the maximum rated capacity of the plant;
- Make a cash payment of US$500,000 to the joint venture partner group six months after the Jugan gold deposit mine achieves 75% of the maximum rated capacity of the plant (provided the mine has operated continuously at or above that capacity for the period);
- fund exploration activities through to completion of a feasibility study.

The Company has entered into a consultancy agreement with the Jura Trust to provide the services of John Seton as Executive Chairman of the Company. The fee payable is A$150,000 per annum plus out of pocket expenses and has subsequently been varied to an annual fee payable of A$70,000.

The Company has entered into a consultancy agreement with the Lloyd Beaumont Trust to provide the services of Paul Seton to undertake all functions, duties, role and authorities which the company would require of a person engaged as Managing Director of the Company. The fee payable to the Lloyd Beaumont Trust is A$240,000 per annum plus out of pocket expenses.

7. GOING CONCERN AND FUNDING

The Company is currently cash constrained and has current liabilities in excess of current assets. Ongoing business cashflows are currently being funded by short term debt.

During the six month period the company sold 3,783,784 shares in Olympus Pacific Minerals Inc for proceeds of US$700,000 to fund operating activities. Short term debt funding of A$740,000 remained in place from Hamilton Gulf Limited, having a repayment date of 31 December 2009 (extended post period end from contractual repayment date of 9 December 2009 as at 30 September 2009) and interest due monthly at a rate of 12% p.a. This is secured over the Company's Bong Mieu royalty agreement. Exploration and other costs have been scaled down to minimize cash outflows until the outcome of the proposed amalgamation with Olympus Pacific Minerals Inc is determined.

While management is optimistic that the amalgamation will proceed, when considering the going concern assumption the Directors have considered the following possible courses of action should this not be the case:

- further reduction of operating cash outflows
- potential extension of the term and/or amount of the Hamilton Gulf facility
- sale of the Bong Mieu royalty agreement
- sale of part of the Olympus shareholding (current quoted market value is approximately CDN$18.7 million, NZ$25 million)

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

7. GOING CONCERN AND FUNDING (Continued)

Having considered the above factors, the Directors believe adoption of the going concern assumption is appropriate.

If the group were unable to continue in operational existence, adjustments would have to be made to reflect the situation that assets may need to be realized other than in the normal course of business and at amounts which could differ significantly from the amounts which are currently recorded in the balance sheet. In addition, liabilities may need to be recognized for costs associated with the realization process.

The statement of comprehensive income and statement of financial position of the Group do not include any adjustments that would result should financial support not continue.

8. INVESTMENTS

Zedex Minerals Limited holds 65,551,043 (31 March 2009 69,179,827, 30 September 2008 64,523,597) ordinary shares in the capital of Olympus Pacific Minerals Inc ("Olympus"), a Toronto, Canada listed company. Olympus is a mining company with mining interests in Vietnam and Philippines. The board of Olympus consists of five directors. Zedex has the right to nominate, but not appoint, two directors to the Olympus Board and currently has one director on that Board. At 30 September 2009 Zedex's holding amounts to a 26.28% (31 March 2009 29.66%, 30 September 2008 28%) interest in Olympus.

On 25 August 2008 the shareholders of the Company agreed to the increase in holding of Olympus by way of share swap. From that time the equity method of accounting was used. Prior to 30 September 2008, share swaps were completed to purchase 37,932,978 shares in Olympus Pacific Minerals Inc by the issue of 75,865,956 shares in Zedex Minerals Ltd. In addition 8,580,385 Olympus Pacific Minerals Inc warrants were purchased by the issue of 17,160,770 Zedex 2009 Options (expiry date 25 August 2009). All purchases completed prior to 30 September 2009 have been recorded at net fair value determined by an independent valuers report. The difference between the independently provided fair value of Olympus's assets and liabilities and the cost of the investment constitutes a discount on acquisition and has been recorded in income as a gain on acquisition of this investment.

In previous financial statements the discount on acquisition was calculated on the basis of provisional estimates of the values of Olympus' assets and liabilities. Following receipt of the independent valuers report, as well as restated Olympus results, the value of certain balances has been restated as follows:

	30 September 2008		31 March 2009	
	As Reported	As Restated	As Reported	As Restated
Investment in Associate	17,459,059	27,369,106	24,987,427	29,580,666
Gain on Acquisition	-	8,801,740	6,738,807	8,801,740
Foreign Currency Translation Reserve	-	1,075,218	1,696,715	4,512,358
Share of OYM Loss in associate	- 371,144	- 371,144	- 1,928,036	- 2,108,373
Share of Stock based compensation	-	-	105,000	-

ZEDEX MINERALS LIMITED
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 SEPTEMBER 2009

9. IMPAIRMENT OF EXPLORATION AND EVALUATION EXPENDITURE

The Company has decided not to pursue further exploration activity of its GR Enmore, Na Pai and Laos sites. As a result all cumulative exploration and evaluation amounts have been fully expensed in the related periods.

10. CASH FLOW STATEMENT RECONCILIATION

	Consolidated	
	30 SEPTEMBER 2009 NZ$	30 SEPTEMBER 2008 NZ$
Reconciliation of Net Loss after Taxation with Cash from Operating Activities		
Net Gain(Loss) for the period before Minority interest	(5,225,855)	3,383,772
Non Cash Items		
Depreciation	11,361	14,243
Amortisation	30,867	37,105
Foreign Exchange (Gain)/Loss	1,155,255	(425,905)
Share of loss of an associate	2,118,726	371,144
Gain on investment recognised at acquisition	-	(8,801,740)
Loss on Partial Disposal of Investment	1,037,555	-
Stock-based compensation	45,364	202,643
Impairment of Exploration & Evaluation expenditure	23,104	4,352,487
	(1,094,442)	(866,251)
Movement in Working Capital	62,253	399,878
Net Cash flows from Operating Activities	(741,373)	(466,373)

11. SIGNIFICANT EVENTS AFTER BALANCE DATE

Subsequent to the balance date Zedex has announced a proposed amalgamation with Olympus Pacific Minerals Inc, a Toronto based gold producer operating in Vietnam. A Special Meeting of shareholders is to take place in Auckland on December 17, 2009 at which the Zedex shareholders will vote on the proposed amalgamation. A full information pack about the amalgamation proposal can be found on the company website www.zedex.com.au.

Subsequent to balance date the loan from Hamilton Gulf has had the repayment date extended to 31 December 2009 all other terms remain the same.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

The pro forma condensed combined balance sheet presented in this section has been compiled to illustrate the pro forma financial position of Olympics as if the Amalgamation had taken effect as at 30 June, 2009

The pro forma condensed combined balance sheet does not take into account potential rationalisation of duplicated corporate activities or integration costs which are expected to occur after the Amalgamation.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Olympus	Zedex Minerals Limited		Pro Forma Adjustments		Pro Forma combined
	US$ '000	NZ$ '000	US$ '000	US$ '000	Note	US$ '000
	30-Jun-09	30-Jun-09			2	30-Jun-09
Equity						
Contributed Equity	92,097	45,764	29,618	13,845	C	105,942
				(29,618)	F	
Retained Deficit	(48,538)	(16,335)	(10,572)	10,572	F	(48,538)
Other reserves	5,145	4,379	2,834	223	G	5,368
				(2,834)	F	
Total equity	48,704	33,808	21,880	(7,812)		62,772
Assets						
Current assets						
Cash	4,610	745	482	(1,200)	D	3,892
Trade and other receivables	3,571	105	68	-		3,639
Inventory	3,265	-	-	-		3,265
	11,446	850	550	(1,200)		10,796
Non-current assets						
Property, plant and equipment	10,992	121	78	-		11,070
Mineral interests	31,914	7,605	4,922	10,840	B	47,676
Investment in associate	-	24,567	15,900	(15,900)	E	-
Other assets	-	64	41	-		41
Intangible asset - royalty agreement	-	2,398	1,552	(1,552)	B	-
	42,906	34,755	22,493	(6,612)		58,787
Total assets	54,352	35,605	23,043	(7,812)		69,583
Current liabilities						
Trade and other payables	4,396	763	494	-		4,890
Interest bearing borrowings	-	1,034	669	-		669
Provisions	154	-	-			154
	4,550	1,797	1,163	-		5,713
Non-current liabilities						
Provisions	1,098	-	-	-		1,098
Total liabilities	5,648	1,797	1,163	-		6,811
Net assets	48,704	33,808	21,880	(7,812)		62,772

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

1. BASIS OF PREPARATION

The unaudited pro forma condensed combined balance sheet and accompanying notes have been prepared in accordance with Olympus' accounting policies for inclusion in the Amalgamation Proposal with respect to the proposed amalgamation of Olympus NZ and Zedex. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the following proposed transactions ("collectively, the Transaction") as if they had occurred on 30 June 2009:

- Zedex and Olympus NZ will merge, and Olympus NZ will continue as the surviving legal entity and will succeed to all the property, rights, powers, privileges, liabilities and obligations of Zedex (including the 65,551,043 Olympus shares currently held by Zedex);

- Zedex shareholders will receive 1 Olympus share for every 2.4 Zedex shares held as at the Record Date. Their Zedex shares will then be cancelled. In aggregate, Zedex shareholders will then receive 119,778,322 Olympus shares comprising:

  - o the 65,551,043 Olympus shares currently held by Zedex (which shares will vest in Olympus NZ upon the Amalgamation becoming Effective); and

  - o 54,227,279 Olympus shares to be issued by Olympus (on behalf of Olympus NZ).

- Zedex has a total of 10,550,000 options on issue whereby Zedex option holders can subscribe for Zedex shares. Of these 10,550,000 options, 2,000,000 were issued on 29 September 2009. Zedex and Olympus propose entering into an agreement with each of the Zedex option holders pursuant to which each option holder will agree that on the Effective Date they will exchange their Zedex options for convertible securities entitling them to subscribe for Olympus shares. The Olympus Exchange Options to be issued to the Zedex option holders will have similar terms as the Zedex options already on issue except that:

  - o each Zedex option holder will receive one Olympus Exchange Option for every 2.4 Zedex options currently held; and

  - o the exercise price of the Olympus Exchange Options will be 240% of the exercise price of the current Zedex options and will be converted from AUD to CAD at the exchange rate prevailing on the Effective Date.

- The estimated costs of the transaction will be US$1,200,000.

The above unaudited pro forma condensed combined balance sheet has been derived from and should be read in conjunction with:

- the unaudited interim consolidated financial statements of Olympus for the six-month period ended 30 June 2009 included at Annexure E of this Amalgamation Proposal;

- the audited consolidated financial statements of Olympus for the year ended 31 December 2008 included at Annexure E of this Amalgamation Proposal;
- the interim consolidated balance sheet of Zedex for the three-month period ended 30 June 2009;
- the audited consolidated financial statements of Zedex for the year ended 31 March 2009 available at www.companies.govt.nz or at www.zedex.com.au.

Certain items have been reclassified to conform to the presentation in this unaudited pro forma condensed combined balance sheet.

The accounting policies used in preparing the pro forma condensed combined balance sheet are set out in the consolidated financial statements of Olympus for the year ended 31 December 2008 at Annexure E. In preparing the pro forma condensed combined balance sheet a review was undertaken by management of Olympus to identify accounting policy differences between Olympus and Zedex where the impact was potentially material and could be reasonably estimated. No such differences were identified.

The pro forma condensed combined balance sheet does not reflect any special items such as restructuring and integration costs that may be incurred by the combined companies. The pro forma adjustments and allocation of the consideration to be paid to Zedex shareholders if the Amalgamation becomes Effective is preliminary and is based on assumptions as to the value of the consideration to be paid, and of the fair values of assets and liabilities acquired. The final purchase price and allocation may differ and will not be known until the Amalgamation is completed. Such differences could be material.

The unaudited pro forma condensed combined balance sheet has been prepared for illustrative purposes only and is not necessarily indicative of the financial position that would have resulted had the proposed Transaction taken place at 30 June 2009 and is also not indicative of the financial position that may result in future periods.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed combined balance sheet assumes that the Transaction occurred as at 30 June 2009.

The adjustments made in the preparation of the pro forma condensed combined balance sheet are as follows:

A. The unaudited pro forma condensed combined balance sheet is presented in US dollars and, accordingly, the Zedex balances have been translated from New Zealand dollars to US dollars at the rate of exchange on 30 June 2009 which was 0.6472.

B. The amalgamation of Zedex and Olympus NZ has been accounted for as a business combination with Olympus NZ being the acquirer. In accounting for the amalgamation in this way, management has assumed the adoption of CICA 1582 "Business Combinations" which comes into effect on or after the beginning of the first annual reporting period beginning on or after 1 January 2011 because it can be early adopted. It has been treated as a business combination as opposed to an asset

acquisition on the basis that the acquisition is of an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

The actual measurement date for determining the value of the Olympus shares issued or transferred as consideration for the Amalgamation will be based on the trading price of the shares at the announcement date. For the purposes of the pro forma condensed combined balance sheet, the 54,227,279 shares to be issued to Zedex shareholders have been valued at US$0.2553 per share representing the trading price of Olympus shares on the TSX on 30 June 2009 as converted into US dollars at the exchange rate on that date. Similarly, for the purposes of the pro forma condensed combined balance sheet, the 8,550,000 Zedex options in issue at 30 June 2009 to be exchanged for Olympus options have been valued at US$222,896 using a Black Scholes valuation model based on a transaction date of 30 June 2009. The value of the purchase consideration for accounting purposes will differ from the amount assumed in the pro forma balance sheet due to future changes in the trading price of the shares.

The preliminary pro forma purchase price allocation is based on management's assumptions of the fair values of the net assets acquired as follows:

	US$
• Trade and other receivables	67,768
• Property, plant and equipment	76,214
• Other assets	41,173
• Mineral interests	15,761,786
• Trade and other payables	(494,123)
• Interest bearing borrowings	(668,970)
Fair value of net assets acquired	14,785,848

The fair value of the consideration exchanged for these assets and liabilities is calculated as follows:

	US$
Value of 54,227,279 shares of Olympus at $0.2553/share	13,845,444
Fair value of 8,550,000 Zedex options	222,896
Consulting, legal and other costs	1,200,000
Less cash acquired	(482,492)
Total consideration exchanged as part of the Amalgamation	14,785,848

Management has assumed that the fair values of trade and other receivables, other assets, trade and other payables and interest bearing borrowings of Zedex are equal to their carrying amounts.

The pre-existing intercompany royalty agreement between Olympus and Zedex is considered to be effectively settled as a consequence of the business combination. The settlement amount is the lesser of: (a) the amount by which the agreement is favourable or unfavourable from Olympus' perspective when compared to current market pricing; and (b) any stated settlement provisions in the contract available to the counterparty to

which the agreement is unfavourable. Management has assumed that the royalty agreement is neither favourable nor unfavourable when compared to current market conditions for the same or similar item. As such, no part of the purchase price has been treated as a loss on settlement, nor has the purchase price been increased to reflect a gain on settlement, of the intercompany royalty agreement.

The fair value of the mineral interests of Zedex has been assessed as $15,761,786 representing the balance of the consideration exchanged as part of the amalgamation proposal.

The actual fair values of the assets and liablities acquired will be determined as of the date the Amalgamation becomes Effective and are likely to differ, and may differ materially, from the assumptions used in this pro forma condensed combined balance sheet

C. Olympus issues 54,227,279 shares valued at $13,845,444 being US$0.2553 per share representing the trading price of Olympus shares on the TSX on 30 June 2009 (CAD 0.295) translated into US$ at the exchange rate on 30 June 2009 being 0.8655.

D. Olympus incurs US$1,200,000 of costs in connection with the Transaction.

E. Zedex's investment in Olympus, representing 65,551,043 Olympus shares, is transferred to the shareholders of Zedex. The 65,551,043 Olympus shares remain issued and outstanding

F. Zedex's equity balances are eliminated because the Amalgamation Proposal requires the cancellation of all of its shares and the transfer of its reserves (represented by assets and liabilities) to the surviving company, Olympus NZ.

G. As part of the Amalgamation it has been agreed that the holders of Zedex Options will exchange their Zedex Options for options to subscribe for Olympus shares. At the date of the transaction 8,550,000 of the Zedex options are fully vested and will be exchanged for fully vested Olympus options. The fair value of the Zedex options at 30 June 2009 has been assessed as US$222,896 using a Black Scholes valuation model

On 29 September 2009, Zedex issued an additional 2,000,000 options Of these, 1,000,000 will vest on 29 September 2010 and the remaining 1,000,000 will vest on 29 September 2011. The fair value of the 833,333 Olympus options to be issued in exchange for these 2,000,000 Zedex options as part of the transaction will be a cost to Olympus recognised in the income statement over the remaining vesting period of these options The fair value of these options at 29 September 2009 has been assessed as US$113,301, however this has no impact on the purchase consideration.

3. MINORITY SHAREHOLDERS

The unaudited pro forma condensed combined balance sheet does not reflect the minority interest shareholdings that exist in various subsidiaries of Olympus and Zedex. Both Olympus and Zedex are the majority shareholders in subsidiaries where the Vietnamese government and related parties hold a minority shareholding All these subsidiaries have historically been loss-making therefore no minority interest deficit

balance has been recognised in the unaudited pro forma condensed combined balance sheet.

4. TAXATION

At 31 March 2009, Zedex Minerals Limited had estimated unrecognised New Zealand tax losses of approximately NZ$8,932,995 (US$5,761,434). These will be lost on the Amalgamation becoming Effective and so will no longer be available to offset against any future profits that Olympus or Olympus NZ may generate.

Because the assets and liabilities of Zedex are to be succeeded or assumed by Olympus NZ at fair value, there will be no temporary differences arising between the tax cost and the book value of the assets and liabilities assumed, and therefore no recognition of future income taxes on the unaudited pro forma condensed combined balance sheet is required

DIFFERENCES BETWEEN CANADIAN GAAP AND NZ IFRS

Olympus' management has evaluated certain differences between Canadian GAAP and NZ IFRS as they impact Olympus. Management believes that there would be no material differences to the majority of line items appearing in the Olympus financial statements from what has been reported under Canadian GAAP if the recognition and measurement provisions of NZ IFRS were applied. It should be noted that, in making this assessment, a full conversion exercise considering every recognition, measurement, presentation and disclosure difference that exists between the two bases of accounting (i.e Canadian GAAP and NZ IFRS) has not been preformed.

The specific areas where no significant differences in recognition and measurement have been fully identified between NZ IFRS and Canadian GAAP are cash, receivables, inventory, trade and other payables and capital ease obligations.

Certain relevant accounting differences between Canadian GAAP and NZ IFRS and the possible impacts on the financial information included herein are described below.

BALANCE SHEET

Financial Statement Component	Comparison of Accounting Treatments	Possible Impacts to Olympus under NZ IFRS
Property, plant and equipment ('PP&E')	There are differences between Canadian GAAP and NZ IFRS as follows: (i) Canadian GAAP does not allow revaluation of PP&E, which is allowed under NZ IFRS (ii) The calculation of depreciable value under Canadian GAAP uses the lesser of residual and salvage values whereas NZ IFRS uses residual value (iii) Canadian GAAP requires that "asset parts" of a main asset be depreciated separately when practicable and estimable whereas NZ IFRS requires that significant asset parts are always recognized and depreciated separately so that the cost of replacing a part may be recognized. (iv) When there are impairment indicators for PP&E, Canadian GAAP first determines whether undiscounted cash flows are sufficient to recover carrying value and if not, impairment is measured based on fair value whereas NZ IFRS requires that when there are impairment indicators, carrying value is compared to the recoverable amount, being the greater of fair value less cost to sell or value in use (i.e., discounted cash flows).	No significant impact is expected for the following reasons: (i) There has historically been no revaluation and there is no intention to revalue. (ii) For the majority of assets, residual value is zero For the remaining assets, residual value has been assumed under Canadian GAAP to be equal to salvage value therefore no significant impact is anticipated (iii) Olympus has historically depreciated all asset parts separately as required by NZ IFRS, therefore no significant impact is anticipated. (iv) There have not been any instances where impairment indicators have been met for PP&E in Olympus.
Mineral properties	Mineral properties are covered under PP&E above	No significant impact is expected. Mineral properties have been capitalised at cost and reviewed for the existence of impairment triggers. No impairments have been recorded.

Financial Statement Component	Comparison of Accounting Treatments	Possible Impacts to Olympus under NZ IFRS
Borrowing costs	Under Canadian GAAP, an entity can choose whether to expense or capitalise borrowing costs, whereas NZ IFRS requires qualifying borrowing costs to be capitalised.	Olympus has minimal borrowing costs. Where significant, Olympus' policy is to capitalise (in line with NZ IFRS), and therefore no significant impact is expected.
Deferred exploration and development costs	Canadian GAAP is more comprehensive than NZ IFRS, which only provides guidance up to the point that technical feasibility and commercial viability of extracting is demonstrated. Canadian GAAP allows for the capitalisation of certain exploration and development costs. NZ IFRS allows accounting in line with Canadian GAAP for the exploration and evaluation phase but expenditures beyond the exploration and evaluation phase must be considered in line with the capitalisation criteria for PP&E and/or intangible assets.	The deferred exploration and development costs need to be split between exploration and evaluation and development and assessed separately. Given that all development expenditures meet the recognition criteria of NZ IFRS in relation to PP&E, no significant impact on the measurement of these assets is expected, but they must be separately classified as development expenditure.

Financial Statement Component	Comparison of Accounting Treatments	Possible Impacts to Olympus under NZ IFRS
Impairment of non-current assets	When there are impairment indicators for non-current assets, there are differences between Canadian GAAP and NZ IFRS as follows : (i) Both standards have a set of 'triggers' for an impairment test to be carried out When there are indicators, Canadian GAAP first determines whether the undiscounted cash flows are sufficient to recover the carrying value If they are, no impairment is recorded If not, impairment is recorded (ii) Canadian GAAP requires impairment to fair value, regardless of the value in use, whereas NZ IFRS requires impairment of an asset to the higher of fair value less costs to sell and value in use. (iii) Canadian GAAP does not permit the reversal of an impairment loss when there has been a change in estimates used to determine the recoverable amount This is required under NZ IFRS	In 2006, the impairment of the Bong Mieu development expenditure resulted from a determination that the mine would not reach originally estimated future throughput as published in the feasibility study (the 'trigger' for the impairment). The impairment recognized resulted in a write-down to fair value based on the value in use The impairment calculation was based on a number of estimates, being the projected cost structures, expected PP&E spend, production volumes and the sale price of gold. Although the original cause of the impairment has not changed (being the reduction in throughput compared to the original feasibility study), the underlying assumptions and estimates supporting the calculation of recoverable amount have changed. Management has not assessed the impact of these changes on the impairment calculation which would have to be revisited in the event of Olympus proceeding with a full IFRS conversion.
Asset retirement obligations	Canadian GAAP includes accounting standards which specifically cover this area and are more comprehensive than the NZ IFRS on provisions. However, in calculating provisions, NZ IFRS requires the use of the current market-based discount rate at each reporting date rather than an entity's credit-adjusted risk free rate which is revised only when there is an upward revision in expected cash flows as required under Canadian GAAP. In addition, whilst Canadian GAAP only permits the recognition of legal obligations, NZ IFRS requires the recognition of both legal and constructive obligations.	The Asset retirement obligations of Olympus are not sufficiently large to expect that the differences in discount rate would have a material impact on the financial statements. Management has not performed a full analysis of whether there are any constructive asset retirement obligations which have not been recognized under Canadian GAAP However their preliminary assessment is that there would be no significant impact on the financial statements of recognizing constructive obligations.

Financial Statement Component	Comparison of Accounting Treatments	Possible Impacts to Olympus under NZ IFRS
Contributed surplus	There are a number of small presentation and disclosure differences between Canadian GAAP and NZ IFRS	The small differences noted are not expected to have a significant impact on Olympus. However, the 'Contributed Surplus' should be described as 'Other reserves' or 'Share-based payment reserve' under NZ IFRS.
Minority interests	Canadian GAAP does not require the recognition of a minority interest with a deficit balance. Until recently, this has been the same under NZ IFRS. However, a new standard has recently been released under NZ IFRS which is effective for all accounting periods beginning on or after 1 July 2009. This standard requires all minority interest deficit balances to be recognized as a line item within equity.	Historically this would have had no impact as the standards were effectively aligned. If Olympus were to prepare financial statements going forward under NZ IFRS, then the minority interest would need to be recognized

INCOME STATEMENT

Financial Statement Component	Comparison of Accounting Treatments	Possible Impacts to Olympus under NZ IFRS
Revenue	There are certain differences in the revenue recognition criteria between Canadian GAAP and NZ IFRS because NZ IFRS includes measurement standards requiring fair value for consideration received or receivable.	No significant impact is expected
Impairment charge	See comments above in relation to impairment of non-current assets.	There would be no expected impact on the impairment charge which was calculated in 2006. However, as noted above, there is a possibility that there would have been a reversal of the impairment during subsequent periods under NZ IFRS.

Financial Statement Component	Comparison of Accounting Treatments	Possible impacts to Olympus under NZ IFRS
Stock based compensation	There are a number of differences in accounting for stock based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on Olympus The differences identified are as follows: (i) Canadian GAAP provides an exemption for the recognition of an expense when an employee share purchase plan provides a discount to employees that does not exceed the per-share amount of share issuance costs that would have been incurred to raise a significant amount of capital by a public offering and is not extended to other holders of the same class of shares This exemption is not provided by NZ IFRS. (ii) NZ IFRS defaults to using the fair value of the non-tradeable equity instruments if the value of received goods or non-employee service is not reliably measureable (iii) NZ IFRS requires that share-based payments to non-employees be measured at the date the entity obtains the goods or the counterparty renders service (iv) NZ IFRS requires cash-settled share-based payments to be measured at the fair value of the liability not intrinsic value (v) NZ IFRS requires the transaction to be accounted for as a cash-settled transaction if the entity has incurred a liability to settle in cash or other assets, or as an equity-settled transaction if no such liability has been incurred. (vi) NZ IFRS is more detailed about how to deal with a modification of an award.	None of the specific circumstances noted as resulting in different accounting treatments apply, therefore no significant impact is expected to the stock based compensation plans put in place by Olympus

CASH FLOW STATEMENT

Financial Statement Component	Comparison of Accounting Treatments	Possible Impacts to Olympus under NZ IFRS
Cash flow statement	Canadian GAAP permits the use of the indirect method of reporting the cash flow statement which is not permitted under NZ IFRS	Olympus currently uses the indirect method of reporting. Therefore there would be a number of presentation differences under NZ IFRS in terms of the layout of the cash flow statement and the amounts reported in the line items that are disclosed. However, this is a presentation issue only and no impact is expected on the recognition or measurement of the numbers presented.

GENERAL

Financial Statement Component	Comparison of Accounting Treatments	Possible Impacts to Olympus under NZ IFRS
Functional currency	Canadian GAAP does not explicitly require the determination of the functional currency of an entity, only requiring the functional currencies of its subsidiaries to be assessed. NZ IFRS on the other hand does require the parent entity functional currency to be determined While Canadian GAAP has a number of indicators of functional currency, these are not given any hierarchy whereas under NZ IFRS there is a weighting and priority of factors	Olympus changed its presentation currency at 1 January 2009 from Canadian dollars to US dollars. Management also determined that the functional currency could be appropriately assessed as being US dollars at that date by applying the hierarchy of indicators given in NZ IFRS. However, management has made no assessment of the functional currency of Olympus under NZ IFRS prior to 1 January 2009 which would have to be revisited in the event of Olympus proceeding with a full IFRS conversion.